CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

925 West Georgia Street, Suite 1800, Vancouver, B.C., Canada V6C 3L2 Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com www.firstmajestic.com

Management's Responsibilities For Financial Reporting

The consolidated financial statements of First Majestic Silver Corp. (the "Company") have been prepared and are the responsibility of the Company's management. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and reflect management's best estimates and judgment based on information currently available. Management has developed and maintains a system of internal controls to ensure that the Company's assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the audit and the annual consolidated financial statements prior to their submission to the Board of Directors for approval.

The consolidated financial statements have been audited by Deloitte LLP and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

/s/ Keith Neumeyer	/s/ David Soares
Keith Neumeyer	David Soares, CPA, CA
Chief Executive Officer	Chief Financial Officer
February 18, 2026	February 18, 2026

Management's Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

The Company's management assessed the effectiveness of the Company's Internal control over financial reporting as of the year ended December 31, 2025, in accordance with the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as of December 31, 2025, the Company's internal control over financial reporting was effective.

Management excluded from its assessment the internal controls, policies and procedures of Gatos Silver, Inc. ("Gatos"), which the Company acquired on January 16, 2025. On a combined basis, Gatos' total assets and net assets as of December 31, 2025 constitute approximately 45% and 49%, respectively, of the audited consolidated financial statement amounts as of December 31, 2025. On a combined basis, Gatos' total revenues and net profit for the year ended December 31, 2025 constitute approximately 39% and 72%, respectively, of the audited consolidated financial statement amounts as of December 31, 2025. This limitation of scope is in accordance with section 3.3(1)(b) of NI 52-109, which allows for an issuer to limit the design of Disclosure Controls & Procedures ("DC&P") or Internal Control over Financial Reporting ("ICFR") to exclude a business that the issuer acquired not more than 365 days before the end of the financial period to which the CEO's and CFO's certification of annual filings relates. With the exception of the internal controls of Gatos, there have been no significant changes in our internal controls during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Deloitte LLP, an Independent Registered Public Accounting Firm, has audited the Company's consolidated financial statements for the year ended December 31, 2025, and as stated in the Report of Independent Registered Public Accounting Firm, they have expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of the year ended December 31, 2025.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
First Majestic Silver Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of First Majestic Silver Corp. and subsidiaries (the "Company") as at December 31, 2025 and December 31, 2024, the related consolidated statements of earnings (loss), comprehensive income (loss), changes in equity, and cash flows, for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2025 and December 31, 2024, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2025, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IASB").

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 18, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment - Assessment of Whether Indicators of Impairment or Impairment Reversal Exist in Non-Current Assets - Refer to Notes 3 and 15 to the Financial Statements

Critical Audit Matter Description

The Company's determination of whether or not indicators of impairment or impairment reversal exist at the cash generating unit level requires significant management judgment pertaining to mining interests and property, plant and equipment. Management considers both external and internal sources of information in assessing whether there are any indicators that the Company's mining interests and property, plant and equipment are impaired or previous impairments should be reversed.

While there are several assumptions that are required to determine whether or not indicators of impairment or impairment reversal exist, the assumptions with the highest subjectivity are the changes in market conditions including future commodity prices and discount rates. Auditing these assumptions required a high degree of subjectivity in applying audit procedures and evaluating the results of those procedures. This resulted in an increased extent of audit effort, including the involvement of fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to changes in market conditions including future commodity prices and discount rates in the assessment of whether or not indicators of impairment or impairment reversal exist included the following, among others:

  Evaluated the effectiveness of controls over management's assessment of whether there are indicators of impairment or impairment reversal;
  With the assistance of fair value specialists, assessed if changes in market conditions could indicate impairment or impairment reversal by:
    Evaluating the future commodity prices by comparing management forecasts to third party forecasts; and
    Evaluating the reasonableness of the discount rates by testing the underlying source information used in the determination of those rates.

Primero Tax Rulings - Refer to Note 29(b) to the Financial Statements

Critical Audit Matter Description

The Company has an ongoing dispute with the Mexican Tax Authorities, the Servicio de Administracion Tributaria ("SAT"). The dispute relates to the determination of the transfer price, which is based upon an Advanced Pricing Agreement ("APA") from the SAT, applied to intercompany silver sales in connection with a silver streaming arrangement with an unrelated third-party. In 2020, the Mexican Federal Court on Administrative Matters issued a decision nullifying the APA and directing the SAT to reexamine the evidence and basis for the issuance of the APA; the Company has appealed this decision to the Mexican Circuit Courts. As a result of the tax dispute with the SAT, should the Company ultimately be required to pay tax on its intercompany silver revenues based on market prices, this would result in incremental income tax payable for the years being disputed. Historically, the Company has not recognized a tax liability related to the Primero tax dispute with the SAT. In 2025, the SAT finalized its assessment for 2012 tax year and accordingly management recorded an accrual for 2012 tax year. Management continues to conclude that, for the remaining open tax years, no liability is probable and therefore they have not recognized any additional accruals regarding the tax matter.

Auditing the accounting and the disclosures associated with the tax matter and evaluating whether the audit evidence obtained supports management's conclusions required a high degree of auditor judgment due to the significant judgments made by management, including the probability of future cash outflows for the open tax years and interpreting legal developments. This resulted in an increased extent of audit effort, including the involvement of tax specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the accounting and disclosures associated with the tax matter, which were performed with the assistance of tax specialists, included the following, among others:

  Inquired of management and their legal counsels to understand the developments of the tax dispute;
  Evaluated the effectiveness of management's controls over the evaluation of the appropriateness of income tax filing positions and corresponding disclosures in the financial statements;
  Obtained and evaluated management's assessment of the tax dispute, including written analyses prepared by the Company's external counsel;
  Analyzed the Company's accounting conclusions regarding the recognition and measurement of the tax liability; and
  Evaluated the Company's disclosures for consistency with our understanding of the Company's tax matters and the audit evidence obtained.

Acquisition of Gatos Silver, Inc. - Refer to Note 4 to the Financial Statement

Critical Audit Matter Description

The Company completed the acquisition of Gatos Silver, Inc. ("Gatos") which was accounted for as a business combination, and the purchase price was allocated to the identifiable assets acquired and liabilities assumed based on their fair values at the acquisition date. A significant portion of the purchase price consideration was assigned to the estimated fair value of the exploration potential of the underground silver mine of Gatos ("Los Gatos"). Management estimated the fair value of Los Gatos' exploration potential using a market approach by comparing the costs of other precedent market transactions on a dollar per hectare basis.

Performing audit procedures to evaluate the estimated fair value of Los Gatos' exploration potential required a high degree of auditor judgment and an increased extent of audit effort, including the involvement of fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the estimated fair value of Los Gatos' exploration potential, included the following, among others:

  Evaluated the effectiveness of controls over the market approach to determine the estimated fair value of Los Gatos' exploration potential including the dollar per hectare metric assumption;
  With the assistance of fair value specialists:
    Evaluated the appropriateness of the market approach including the dollar-per-hectare metric assumption and its consistency with approaches commonly applied by market participants in comparable mining transactions; and
    Evaluated the reasonableness of management's selected comparable transactions and companies by comparing them to observable market transactions and assessing whether the estimated fair value of Los Gatos' exploration potential was within the fair value range of market transactions.

/s/ Deloitte LLP

Chartered Professional Accountants
Vancouver, Canada

February 18, 2026

We have served as the Company's auditor since 2005.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

First Majestic Silver Corp.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of First Majestic Silver Corp. and subsidiaries (the "Company") as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as at and for the year ended December 31, 2025, of the Company and our report dated February 18, 2026, expressed an unqualified opinion on those financial statements.

As described in Management's Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Gatos Silver Inc., which was acquired on January 16, 2025, and whose financial statements constitute approximately of 45%, 49%, 39% and 72% of total assets, net assets, total revenue and net income, respectively, of the consolidated financial statement amounts as of and for the year ended December 31, 2025. Accordingly, our audit did not include the internal control over financial reporting at Gatos Silver Inc.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

Chartered Professional Accountants
Vancouver, Canada
February 18, 2026

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
Audited Consolidated Financial Statements	(In thousands of US dollars, except share and per share amounts)

The Consolidated Statements of Earnings (Loss) provide a summary of the Company's financial performance and net earnings or loss over the reporting periods.

		Year Ended December 31,
	Note	2025	2024
Revenues	6	$1,257,157	$560,604
Mine operating costs
Cost of sales	7	543,672	344,703
Depletion, depreciation and amortization		263,440	124,001
		807,112	468,704
Mine operating earnings		450,045	91,900
General and administrative expenses	8	50,365	39,597
Share-based payments		18,539	13,490
Mine holding costs	9	20,114	23,666
Restructuring costs		3,959	-
Reversal of impairment	15	(20,336)	-
Acquisition Costs	4	5,584	-
Foreign exchange (gain) loss		(25,247)	18,902
Operating earnings (loss)		397,067	(3,755)
Investment and other income	10	24,188	5,361
Finance costs	11	(26,229)	(28,060)
Earnings (loss) before income taxes		395,026	(26,454)
Income taxes
Current income tax expense	24	273,119	31,997
Deferred income tax (recovery) expense	24	(89,068)	43,434
		184,051	75,431
Net earnings (loss) for the period		$210,975	($101,885)
Net earnings (loss) attributable to:
Owners of the Company		$164,923	($101,885)
Non-controlling interest	26	$46,052	$-
Earnings (loss) per common share attributable to owners of the Company
Basic	12	$0.34	($0.34)
Diluted	12	$0.34	($0.34)
Weighted average shares outstanding
Basic	12	479,581,196	295,544,681
Diluted	12	484,563,678	295,544,681

Approved and authorized by the Board of Directors for issuance on February 18, 2026.

/s/ Keith Neumeyer	/s/ Colette Rustad
Keith Neumeyer, Director	Colette Rustad, Director

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2025 Annual Report	Page 1

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
Audited Consolidated Financial Statements	(In thousands of US dollars, except share and per share amounts)

The Consolidated Statements of Comprehensive Income (Loss) provide a summary of total comprehensive earnings or loss and summarizes items recorded in other comprehensive income that may or may not be subsequently reclassified to profit or loss depending on future events.

		Year Ended December 31,
	Note	2025	2024

Net earnings (loss) for the period		$210,975	($101,885)

Other comprehensive income

Items that will not be subsequently reclassified to net loss:

Unrealized gain (loss) on fair value of investments in marketable securities, net of tax	14(b)	118,445	(5,232)

Realized gain (loss) on investments in marketable securities, net of tax	14(b)	8,419	(541)

Remeasurement of retirement benefit plan		(51)	(30)

Other comprehensive income (loss)		126,813	(5,803)

Total comprehensive income (loss)		$337,788	($107,688)

Comprehensive income (loss) attributable to:
Owners of the Company		$291,736	($107,688)
Non-controlling interests		$46,052	$-

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2025 Annual Report	Page 2

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
Audited Consolidated Financial Statements	(In thousands of US dollars)

The Consolidated Statements of Cash Flows provide a summary of movements in cash and cash equivalents during the reporting periods by classifying them as operating, investing or financing activities.

		Year Ended December 31,
	Note	2025	2024
Operating Activities
Net earnings (loss) for the period		$210,975	($101,885)
Adjustments for:
Depletion, depreciation and amortization		264,798	125,492
Share-based payments		12,648	12,192
Income tax expense		184,051	75,431
Reversal of Impairment	15	(20,336)	-
Finance costs	11	26,229	28,060
Unrealized gain from marketable securities and silver futures derivatives		(9,493)	(119)
Other		(1,653)	(595)
Operating cash flows before non-cash working capital and taxes		667,219	138,576
Net change in non-cash working capital items	28	(62,643)	29,233
Income taxes paid		(78,566)	(15,839)
Cash generated in operating activities		526,010	151,970

Investing Activities
Expenditures on mining interests		(148,561)	(95,097)
Acquisition of property, plant and equipment		(62,096)	(20,024)
Deposits paid for acquisition of non-current assets		(804)	142
Gatos Silver Inc. cash acquired, net of cash consideration paid	4	159,560	-
Acquisition of Springpole Silver Stream	16(f)	(5,000)	-
Other	28	28,725	819
Cash used in investing activities		(28,176)	(114,160)

Financing Activities
Proceeds from prospectus offering, net of share issue costs	25	-	93,899
Proceeds from 2025 convertible debentures, net of issuance costs	21(a)	340,485	-
Payment for redemption of 2021 convertible debentures	21(a)	(214,731)	-
Proceeds from exercise of stock options		48,752	116
Repayment of lease liabilities	22	(18,149)	(17,271)
Dividends and distributions paid to non-controlling interests	26	(41,188)	-
Finance costs paid		(8,021)	(8,766)
Repayment of debt facilities	21	-	(20,000)
Dividends declared and paid	25	(9,840)	(5,297)
Shares repurchased	25	(8,695)	(271)
Cash provided by financing activities		88,613	42,410

Effect of exchange rate on cash and cash equivalents held in foreign currencies		4,808	(3,621)
Increase in cash and cash equivalents		586,447	80,220
Cash and cash equivalents, beginning of the period		202,180	125,581
Cash and cash equivalents, end of period		$793,435	$202,180

Supplemental cash flow information	28

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2025 Annual Report	Page 3

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
Audited Consolidated Financial Statements	(In thousands of US dollars)

The Consolidated Statements of Financial Position provides a summary of assets, liabilities and equity, as well as their current versus non-current nature, as at the reporting date.

	Note	December 31, 2025	December 31, 2024
Assets
Current assets
Cash and cash equivalents		$793,435	$202,180
Trade and other receivables		86,362	12,303
Value added taxes receivable	27	35,801	33,864
Inventories	13	84,753	62,524
Other financial assets	14	180,386	49,781
Prepaid expenses and other		11,964	8,169
Total current assets		1,192,701	368,821
Non-current assets
Mining interests	16	2,680,048	1,034,522
Property, plant and equipment	17	560,458	378,630
Right-of-use assets	18	14,469	23,898
Deposits on non-current assets		6,456	5,720
Loan Receivable		5,000	5,000
Non-current restricted cash	19	144,267	106,072
Non-current value added taxes receivable		11,130	10,750
Deferred tax assets	24	80,386	46,375
Total assets		$4,694,915	$1,979,788
Liabilities and Equity
Current liabilities
Trade and other payables	20	$207,911	$103,895
Unearned revenue	6	592	580
Current portion of debt facilities	21	487	825
Current portion of lease liabilities	22	10,792	16,215
Income taxes payable	24	239,357	22,792
Total current liabilities		459,139	144,307
Non-current liabilities
Debt facilities	21	291,729	208,657
Lease liabilities	22	5,731	11,320
Decommissioning liabilities	23	187,098	159,067
Other liabilities		7,294	5,587
Non-current income taxes payable	24	-	19,685
Deferred tax liabilities	24	570,958	80,094
Total liabilities		$1,521,949	$628,717
Equity
Share capital		3,079,179	1,978,101
Equity reserves		243,801	90,028
Accumulated deficit		(561,975)	(717,058)
Equity attributable to owners of the Company		2,761,005	1,351,071
Non-controlling interest	26	411,961	-
Total equity		$3,172,966	$1,351,071
Total liabilities and equity		$4,694,915	$1,979,788
Commitments (Note 27); Contingencies (Note 29); Subsequent event (Note 32)

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2025 Annual Report	Page 4

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
Audited Consolidated Financial Statements	(In thousands of US dollars, except share and per share amounts)

The Consolidated Statements of Changes in Equity summarizes movements in equity, including common shares, share capital, equity reserves and retained earnings or accumulated deficit.

	Share Capital		Equity Reserves
								Equity
					Equity			attributable
			Share-		component of	Total		to owners	Non-
			based		convertible	equity	Accumulated	of the	controlling	Total
	Shares	Amount	payments(a)	OCI(b)	debenture(c)	reserves	deficit	Company	Interest	equity
Balance at December 31, 2023	287,146,715	$1,879,971	$119,304	($35,224)	$3,945	$88,025	($609,876)	$1,358,120	$-	$1,358,120
Net loss for the period	-	-	-	-	-	-	(101,885)	(101,885)	-	(101,885)
Other comprehensive loss	-	-	-	(5,803)	-	(5,803)	-	(5,803)	-	(5,803)
Total comprehensive loss	-	-	-	(5,803)	-	(5,803)	(101,885)	(107,688)	-	(107,688)
Share-based payments	-	-	12,192	-	-	12,192	-	12,192	-	12,192
Shares issued for:
Prospectus offerings (Note 24(a))	14,300,000	93,899	-	-	-	-	-	93,899	-	93,899
Exercise of stock options (Note 24(b))	20,625	173	(57)	-	-	(57)	-	116	-	116
Settlement of restricted and deferred share units (Note 24(c) and 24(e))	445,898	4,329	(4,329)	-	-	(4,329)	-	-	-	-
Shares repurchased and cancelled (Note 24(f))	(50,000)	(271)	-	-	-	-	-	(271)	-	(271)
Dividend declared and paid (Note 24(f))	-	-	-	-	-	-	(5,297)	(5,297)	-	(5,297)
Balance at December 31, 2024	301,863,238	$1,978,101	$127,110	($41,026)	$3,945	$90,028	($717,058)	$1,351,071	$-	$1,351,071

(a) Share-based payments reserve records the cumulative amount recognized under IFRS 2 share-based payments in respect of stock options granted, restricted share units, deferred share units, preferred share units and shares purchase warrants issued but not exercised or settled to acquire shares of the Company.

(b) Other comprehensive income reserve principally records the unrealized fair value gains or losses related to fair value through other comprehensive income ("FVTOCI") of financial instruments and re-measurements arising from actuarial gains or losses and return on plan assets in relation to San Dimas' retirement benefit plan.

(c) Equity component of 2021 convertible debenture reserve represents the estimated fair value of its conversion option of $42.3 million, net of deferred tax effect of $11.4 million. This amount is not subsequently remeasured and will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share capital. Where the conversion option remains unexercised at the maturity date of the convertible note, the balance will remain in equity reserves (Note 21).

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2025 Annual Report	Page 5

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024
Audited Consolidated Financial Statements	(In thousands of US dollars, except share and per share amounts)

	Share Capital		Equity Reserves
								Equity
					Equity			attributable
			Share-		component of	Total		to owners	Non-
			based		convertible	equity	Accumulated	of the	controlling
	Shares	Amount	payments(a)	OCI(b)	debenture(c)(d)	reserves	deficit	Company	Interest	Total equity
Balance at December 31, 2024	301,863,238	$1,978,101	$127,110	($41,026)	$3,945	$90,028	($717,058)	$1,351,071	$-	$1,351,071
Net earnings for the period	-	-	-	-	-	-	164,923	164,923	46,052	210,975
Other comprehensive income	-	-	-	126,813	-	126,813	-	126,813	-	126,813
Total comprehensive income	-	-	-	126,813	-	126,813	164,923	291,736	46,052	337,788
Share-based payments	-	-	12,648	-	-	12,648	-	12,648	-	12,648
Shares issued for:
Acquisition of Gatos (Note 4)	179,640,768	1,020,359	26,023	-	-	26,023	-	1,046,382	407,096	1,453,478
Exercise of stock options (Note 25(b))	10,419,660	85,546	(36,794)	-	-	(36,794)	-	48,752	-	48,752
Settlement of restricted, preferred, and deferred share units (Note 25(c), 25(d), and 25(e))	567,138	4,006	(4,006)	-	-	(4,006)	-	-	-	-
Dividends and distributions to non- controlling interest (Note26)	-	-	-	-	-	-	-	-	(41,188)	(41,188)
Repurchase of 2021 convertible debentures (Note 21)	-	-	-	-	(44,956)	(44,956)	-	(44,956)	-	(44,956)
Equity component of convertible debentures, net of tax (Note 21)	-	(138)	-	-	74,046	74,046	-	73,908		73,908
Shares repurchased (Note 25(a))	(1,168,500)	(8,695)	-	-	-	-	-	(8,695)	-	(8,695)
Dividend declared and paid (Note 25(f))	-	-	-	-	-	-	(9,840)	(9,840)	-	(9,840)
Balance at December 31, 2025	491,322,304	$3,079,179	$124,981	$85,787	$33,035	$243,801	($561,975)	$2,761,005	$411,961	$3,172,966

(a) Share-based payments reserve records the cumulative amount recognized under IFRS 2 share-based payments in respect of stock options granted, restricted share units, deferred share units, preferred share units and shares purchase warrants issued but not exercised or settled to acquire shares of the Company.

(b) Other comprehensive income reserve principally records the unrealized fair value gains or losses related to fair value through other comprehensive income ("FVTOCI") of financial instruments and re-measurements arising from actuarial gains or losses and return on plan assets in relation to San Dimas' retirement benefit plan.

(c) Equity component of 2021 convertible debenture reserve represents the estimated fair value of its conversion option of $42.3 million, net of deferred tax effect of $11.4 million. This amount is not subsequently remeasured and will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share capital. Where the conversion option remains unexercised at the maturity date of the convertible note, the balance will remain in equity reserves. In 2025, a portion of the 2021 convertible debentures were repurchased (Note 21).

(d) Equity component of 2025 convertible debenture reserve represents the estimated fair value of its conversion option of $74.0 million, net of a deferred tax expense of $28.4 million. This amount is not subsequently remeasured and will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share capital. Where the conversion option remains unexercised at the maturity date of the convertible note, the balance will remain in equity reserves (Note 21).

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2025 Annual Report	Page 6

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Audited Consolidated Financial Statements	(Tabular amounts are expressed in thousands of US dollars)

1. NATURE OF OPERATIONS

First Majestic Silver Corp. (the "Company" or "First Majestic") is in the business of production, development, exploration, and acquisition of mineral properties with a focus on silver and gold production in North America. The Company owns four producing mines in Mexico consisting of the Santa Elena Silver/Gold Mine, the San Dimas Silver/Gold Mine, the Los Gatos Silver Mine ("Los Gatos") (through the Company's 70% interest in the Los Gatos joint venture) (see Note 4), and the La Encantada Silver Mine. The Company also owns the Jerritt Canyon Gold Mine in Nevada, USA which the Company placed on temporary suspension on March 20, 2023 to focus on exploration, definition, and expansion of the mineral resources and optimization of mine planning and plant operations. The Company owns two additional mines in Mexico that are in suspension: the San Martin Silver Mine and the Del Toro Silver Mine, and several exploration stage projects. In addition, the Company is the 100% owner and operator of its own minting facility, First Mint, LLC ("First Mint").

First Majestic is incorporated in the Province of British Columbia, Canada, and is publicly listed on the New York Stock Exchange ("NYSE") and the Toronto Stock Exchange ("TSX") under the symbol "AG", and on the Frankfurt Stock Exchange under the symbol "FMV". The Company's head office and principal address is located at Suite 1800 - 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, Canada.

2. BASIS OF PRESENTATION

These audited consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IASB"). The significant accounting policies, estimates and judgments applied in preparing these consolidated financial statements are summarized in Note 3 of the consolidated financial statements and have been consistently applied throughout all periods presented.

These audited consolidated financial statements have been prepared on an historical cost basis except for certain items that are measured at fair value such as other financial assets (Note 14). All dollar amounts presented are in thousands of United States dollars unless otherwise specified.

These audited consolidated financial statements incorporate the financial statements of the Company and its controlled subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The consolidated financial statements include the accounts of the Company and its subsidiaries (see Note 30). Intercompany balances, transactions, income and expenses are eliminated on consolidation.

These audited consolidated financial statements of First Majestic Silver Corp. for the years ended December 31, 2025 and 2024 were approved and authorized for issue by the Board of Directors on February 18, 2026.

3. MATERIAL ACCOUNTING POLICY INFORMATION, ESTIMATES AND JUDGMENTS

The Company's management makes judgments in its process of applying the Company's accounting policies in the preparation of its audited annual consolidated financial statements. In addition, the preparation of the financial data requires the Company's management to make assumptions and estimates of the impacts of uncertain future events on the carrying amounts of the Company's assets and liabilities at the end of the reporting period, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company's assets and liabilities are accounted for prospectively.

New and amended IFRS Accounting Standards that are effective for the current year

In the current year, the Company has applied the below amendments to IFRS Accounting Standards as issued by the IASB that were effective for annual periods that begin on or after January 1, 2025. Their adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2025 Annual Report	Page 7

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3.  MATERIAL ACCOUNTING POLICY INFORMATION, ESTIMATES AND JUDGMENTS (continued)

New and amended IFRS Accounting Standards that are effective for the current year (continued)

Lack of Exchangeability (Amendments to IAS 21)

The amendments clarify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. In addition, the amendments require the disclosure of information that enables users of financial statements to understand the impact of a currency not being exchangeable.

The amendments were applied effective January 1, 2025 and did not have a material impact on the Company's consolidated financial statements.

Business Combinations (Note 4)

Accounting Policy:	Acquisitions of businesses are accounted for using the acquisition method. The consideration of each business combination is measured, at the date of the exchange, as the aggregate of the fair value of assets given, liabilities incurred or assumed and equity instruments issued by the Company to the former owners of the acquiree in exchange for control of the acquiree. Acquisition-related costs incurred for the business combination are expensed. The acquiree's identifiable assets, liabilities and contingent liabilities are recognized at their fair value at the acquisition date.

Goodwill arising on acquisition is recognized as an asset and initially measured at cost, being the excess of the consideration of the acquisition over the Company's interest in the fair value of the net identifiable assets, liabilities and contingent liabilities recognized. If the Company's interest in the fair value of the acquiree's net identifiable assets, liabilities and contingent liabilities exceeds the cost of the acquisition, the excess is recognized in earnings or loss immediately. Goodwill may also arise as a result of the requirement under IFRS Accounting Standards to record a deferred tax liability on the excess of the fair value of the acquired assets over their corresponding tax bases, with the corresponding offset recorded as goodwill.

Accounting Estimates and Judgments:	Determination of a Business

Determination of whether a set of assets acquired and liabilities assumed constitute a business may require the Company to make certain judgments, taking into account all facts and circumstances. A business consists of inputs, including non-current assets and processes, including operational processes, that when applied to those inputs have the ability to create outputs that provide a return to the Company and its shareholders.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2025 Annual Report	Page 8

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3.  MATERIAL ACCOUNTING POLICY INFORMATION, ESTIMATES AND JUDGMENTS (continued)

Business Combinations (Note 4) (continued)

Accounting Estimates and Judgments:	Fair Value Estimates in the acquisition of Gatos Silver, Inc.

In business combinations, it generally requires time to obtain the information necessary to identify and measure the following as of the acquisition date:

 (i) The identifiable assets acquired and liabilities assumed;
 (ii) The consideration transferred in exchange for an interest in the acquiree;
 (iii) The resulting goodwill, if any.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports in its audited consolidated financial statements provisional amounts for the items for which the accounting is incomplete. These provisional amounts are adjusted during the measurement period, or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. The measurement period ends as soon as the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable and shall not exceed one year from the acquisition date.

The fair value of assets acquired and liabilities assumed requires that management make judgments and estimates taking into account information available at the time of the acquisition about future events including, but not restricted to, estimates of mineral reserves and resources, exploration potential, future metal prices, future operating costs and capital expenditures and discount rates.

During the allowable measurement period, the Company will retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. The Company may also recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in the recognition of those assets and liabilities as of that date. The measurement period ends as soon as the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable and shall not exceed one year from the acquisition date.

The fair value of assets acquired and liabilities assumed are subject to change for up to one year from the Acquisition Date. If new information arises which would impact management's assessment of the fair value at the Acquisition Date, any adjustments to the allocation of the purchase consideration will be recognized retrospectively and comparative information will be revised. Consequently, the final allocation of the purchase price may result in different adjustments than those shown in the audited consolidated financial statements.

Accounting Estimates and Judgments:	Consideration for the acquisition of Gatos Silver, Inc.

Acquisitions of businesses are accounted for using the acquisition method. The consideration of each business combination is measured, at the date of the exchange, as the aggregate of the fair value of assets given, liabilities incurred or assumed and equity instruments issued by the Company to the former owners of the acquiree in exchange for control of the acquiree. Management makes judgments and estimates in calculating the value of the shares and warrants transferred, including but not limited to share price, volatility, rate of quarterly dividends and the discount rate.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2025 Annual Report	Page 9

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3.  MATERIAL ACCOUNTING POLICY INFORMATION, ESTIMATES AND JUDGMENTS (continued)

Business Combinations (Note 4) (continued)

Accounting Estimates and Judgments:	Determination of Control or Significant Influence in Los Gatos Joint Venture (the "LGJV")

As a result of the Gatos Silver acquisition, the Company now holds a 70% interest in the LGJV. Judgment is required to determine whether the Company controls or has significant influence over the LGJV, which impacts the accounting treatment to consolidate or account for the investment using the equity method, respectively. The assessment required judgment related to factors including, but not limited to, the relevant activities of the LGJV and the substantive rights of the shareholders to approve, among other things, operating policies, budgets, and financing plans. The Company determined that, based on its ability to direct the activities that most significantly affect the returns of the LGJV, it had obtained control over LGJV as of January 16, 2025.

Accounting Estimates and Judgments:	Determining what is part of the business combination in the acquisition of Gatos Silver, Inc.

The Company needs to assess if other arrangement(s) or transaction(s) shall be recognized as part of applying the acquisition method. To determine if the arrangement(s) or transaction(s), is (are) part of the business combination, the Company considers the following factors:

 (i) The reasons for the arrangement(s) or transaction(s);
 (ii) Who initiated the arrangement(s) or transaction(s); and
 (iii) The timing of the arrangement(s) or transaction(s).

Goodwill

Accounting Policy:	Goodwill arising on the acquisition of a business is carried at cost as established at the date of the acquisition less accumulated impairment losses, if any. Goodwill is allocated to each of the Company's cash-generating units that is expected to benefit from the synergies of the acquisition. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in profit or loss in the consolidated statements of earnings or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods. As at December 31, 2025, the Company had $nil goodwill (2024 - $nil).

Non-Controlling Interest (Note 26)

Accounting Policy:	Non-controlling interest represents equity interests in subsidiaries owned by external parties. The share of net assets of subsidiaries attributable to non-controlling interests is presented as a component of equity. Non-controlling interest is allocated a share of net income and other comprehensive income, which is recognized directly in equity, even if the results of the non-controlling interest show a deficit balance.

The Company treats transactions with non-controlling interests as transactions with equity shareholders. Changes in the Company's ownership interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions. Non-controlling interests are measured either at fair value or at the non-controlling interests' proportionate share of the recognized amounts of the acquirers' identifiable net assets as at the date of acquisition. The choice of measurement basis is made on a transaction by transaction basis. The Company elected to measure the non-controlling interest of the LGJV at the date the Company acquired control, based on the proportionate share of the entity's recognized net assets.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2025 Annual Report	Page 10

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3.  MATERIAL ACCOUNTING POLICY INFORMATION, ESTIMATES AND JUDGMENTS (continued)

Foreign Currency

Accounting Policy:	The consolidated financial statements are presented in U.S. dollars. The individual financial statements of each entity are presented in their functional currency, which is the currency of the primary economic environment in which the entity operates.

Transactions in foreign currencies are translated into the entities' functional currencies at the exchange rates at the date of the transactions. Monetary assets and liabilities of the Company's operations denominated in a currency other than the U.S. dollar are translated using exchange rates prevailing at the date of the statement of financial position. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates on the dates of the transactions. Revenue and expense items are translated at the exchange rates in effect at the date of the underlying transaction, except for depletion and depreciation related to non-monetary assets, which are translated at historical exchange rates. Exchange differences are recognized in the statements of earnings or loss in the period in which they arise.

Accounting Estimates and Judgments:	Determination of Functional Currency

The functional currency for each of the Company's subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined that the functional currency of each entity is the U.S. dollar. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2025 Annual Report	Page 11

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3.  MATERIAL ACCOUNTING POLICY INFORMATION, ESTIMATES AND JUDGMENTS (continued)

Revenue Recognition (Note 6)

Accounting Policy:	The Company's primary product is silver and gold. Other metals, such as zinc, lead, and copper produced as part of the extraction process are considered to be by-products arising from the production of silver and gold. Smelting and refining charges are net against revenue from the sale of metals.

Revenue relating to the sale of metals is recognized when control of the metal or related services are transferred to the customer in an amount that reflects the consideration the Company expects to receive in exchange for the metals.

When considering whether the Company has satisfied its performance obligation, it considers the indicators of the transfer of control, which include, but are not limited to, whether: the Company has a present right to payment; the customer has legal title to the asset; the Company has transferred physical possession of the asset to the customer; and the customer has the significant risks and rewards of ownership of the asset.

Metals in doré sold are priced on date of transfer of control. Final weights and assays are adjusted on final settlement which is approximately one month after delivery. Metals in concentrate sold are provisionally priced at the date of transfer of control as the final selling price is subject to movements in the monthly average prices up to the final settlement date, typically one to three months after delivery to the customer. For this purpose, the transaction price can be measured reliably for those products, such as silver, gold, zinc, lead and copper, for which there exists an active and freely traded commodity market such as the London Metals Exchange and the value of product sold by the Company is directly linked to the form in which it is traded on that market.

Sales revenue is commonly subject to adjustments based on an inspection of the product by the customer. In such cases, sales revenue is initially recognized on a provisional basis using the Company's best estimate of contained metal, and adjusted subsequently. Revenues are recorded under these contracts at the time control passes to the buyer based on the expected settlement period. Revenue on provisionally priced sales is recognized based on estimates of the fair value of the consideration receivable, which is determined using forward market prices and estimated quantities. At each reporting date, provisionally priced metal is marked to market based on the forward selling price for the quotational period stipulated in the contract. Variations between the price recorded at the date when control is transferred to the buyer and the actual final price set under the smelting contracts are caused by changes in metal prices.

Revenue from the sale of coins, ingots and bullion is recorded when the products have been shipped and funds have been received. When cash was received from customers prior to shipping of the related finished goods, the amounts are recorded as unearned revenue until the products are shipped.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2025 Annual Report	Page 12

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3.  MATERIAL ACCOUNTING POLICY INFORMATION, ESTIMATES AND JUDGMENTS (continued)

Revenue Recognition (Note 6) (continued)

Accounting Estimates and Judgments:	Determination of Performance Obligations

The Company applied judgment to determine if a good or service that is promised to a customer is distinct based on whether the customer can benefit from the good or service on its own or together with other readily available resources and whether the good or service is separately identifiable. Based on these criteria, the Company determined the primary performance obligation relating to its sales contracts is the delivery of the bullion and doré.

Revenue Recognition from Concentrate Sales

Revenue from concentrate sales to independent smelters is recognized when control of the asset is transferred to the customer. Contracts typically provide for provisional payments based on assays and quoted metal prices, with final settlement based on commodity prices during specified quotational periods, ranging from one month prior to shipment to three months after arrival at the smelter. Sales revenue is initially recognized on a provisional basis using the Company's best estimate of contained metal and adjusted subsequently. Revenue on provisionally priced sales is recognized based on significant fair value estimates using forward market prices and quantities. At each reporting date, mark-to-market adjustments are made to provisionally priced metal based on the contract's quotational period. In periods of high price volatility, mark-to-market adjustments for unsettled metal quantities can be significant. Provisional sales quantities are adjusted upon receipt of new information.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2025 Annual Report	Page 13

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3.  MATERIAL ACCOUNTING POLICY INFORMATION, ESTIMATES AND JUDGMENTS (continued)

Inventories (Note 13)

Accounting Policy:	Mineral inventories, including stockpiled ore, work in process and finished goods, are valued at the lower of weighted average cost and estimated net realizable value. Cost includes all direct costs incurred in production including direct labour and materials, freight, depreciation and amortization and directly attributable overhead costs. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and future metal prices less estimated future production costs to convert the inventories into saleable form.

Any write-downs of inventory to net realizable value are recorded as cost of sales. If there is a subsequent increase in the value of inventories, the previous write-downs to net realizable value are reversed to the extent that the related inventory has not been sold.

Stockpiled ore inventory represents ore that has been extracted from the mine and is available for further processing. Costs added to stockpiled ore inventory are valued based on current mining cost per ounce incurred up to the point of stockpiling the ore and are removed at the weighted average cost per ounce. Stockpiled ore tonnage and head grades are verified by periodic surveys and physical counts.

Work in process inventory includes precipitates, inventories in tanks and in the milling process. Finished goods inventory includes metals in their final stage of production prior to sale, including primarily doré, dried concentrates and bullion at our operations and finished goods in-transit.

Materials and supplies inventories are valued at the lower of weighted average cost and net realizable value. Costs include acquisition, freight and other directly attributable costs.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2025 Annual Report	Page 14

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3.  MATERIAL ACCOUNTING POLICY INFORMATION, ESTIMATES AND JUDGMENTS (continued)

Exploration Potential, Exploration and Evaluation Expenditures (Note 16)

Accounting Policy:	Exploration and evaluation activity involves the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource. Exploration and evaluation activity includes:
  Acquiring the rights to explore;
  Researching and analyzing historical exploration data;
  Gathering exploration data through topographical, geochemical and geophysical studies;
  Exploratory drilling, trenching and sampling;
  Determining and examining the volume and grade of the resource;
  Surveying transportation and infrastructure requirements; and
  Compiling pre-feasibility and feasibility studies.
Capitalization of exploration and evaluation expenditures commences on acquisition of a beneficial interest or option in mineral rights. Capitalized costs are recorded as mining interests at cost less accumulated transfers to producing mineral properties and impairment charges, if applicable. No amortization is charged during the exploration and evaluation phase as the asset is not available for use.

Exploration and evaluation assets include exploration potential which represents the potential additional mineralization beyond the existing known reserves and resources of a producing mineral property which the Company gain access through acquiring the mineral rights and/or concessions. The exploration potential is recorded at cost less accumulated transfers to producing mineral properties and accumulated impairment losses, if any. No amortization is charged during the exploration and evaluation phase as the asset is not available for use.

The majority of the Company's exploration and evaluation expenditures focus on mineral deposits in proximity to its existing mining operations. Where the Company is acquiring a new property, the Company makes a preliminary evaluation to determine that the property has significant potential to develop an economic ore body.

Exploration and evaluation expenditures are transferred to development or producing mining interests when technical feasibility and commercial viability of the mineral resource have been demonstrated. Factors taken into consideration include:
  There is sufficient geological certainty of converting the mineral deposit into proven and probable reserves;
  Life of mine plan and economic modeling support the economic extraction of such reserves and resources;
  For new properties, a scoping study and/or feasibility study demonstrates that the additional reserves and resources will generate a positive economic outcome; and
  Operating and environmental permits exist or are reasonably assured as obtainable.
Exploration and evaluation expenditures remain as exploration mining interests and do not qualify as producing mining interests until the aforementioned criteria are met. Exploration and evaluation expenditures are transferred to development or producing mining interests when the technical feasibility and commercial viability of a mineral resource has been demonstrated according to the above mentioned factors.

Once the technical feasibility, commercial viability and a development decision have been established, the value of the exploration and evaluation asset is reclassified and accounted for in accordance with IAS 16, Property, Plant and Equipment ("IAS 16"). The exploration and evaluation asset is subject to an impairment test prior to reclassification in accordance with IFRS 6, Exploration and Evaluation of Mineral Resources ("IFRS 6"). It is subsequently measured at cost less accumulated depletion and accumulated impairment losses, if any.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2025 Annual Report	Page 15

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3.  MATERIAL ACCOUNTING POLICY INFORMATION, ESTIMATES AND JUDGMENTS (continued)

Exploration Potential, Exploration and Evaluation Expenditures (Note 16) (continued)

Accounting Estimates and Judgments:	Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that exploratory drilling, evaluation, development and related costs incurred which were capitalized have potential future economic benefits and are potentially economically recoverable, subject to impairment analysis. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, exploration plans and results, accessible facilities and existing permits.

Mining Interests (Note 16)

Accounting Policy:	Exploration, development and field support costs directly related to mining interests are deferred until the property to which they directly relate is placed into production, sold, abandoned or subject to a condition of impairment. The deferred costs are amortized over the useful life of the ore body following commencement of production, or written off if the property is sold or abandoned. Administration costs and other exploration costs that do not relate to any specific property are expensed as incurred.

Upon commencement of commercial production, mining interests are depleted on a units-of-production basis over the estimated economic life of the mine. In applying the units of production method, depletion is determined using quantity of material extracted from the mine in the period as a portion of total quantity of material to be extracted in current and future periods based on reserves and resources considered to be highly probable to be economically extracted over the life of mine. If no published reserves and resources are available, the Company may rely on internal estimates of economically recoverable mineralized material, prepared on a basis consistent with that used for determining reserves and resources, for purpose of determining depletion.

From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee with no obligation or sale until exercised or expired and, accordingly, are recorded as mineral property costs or recoveries when the payments are made or received.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2025 Annual Report	Page 16

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3.  MATERIAL ACCOUNTING POLICY INFORMATION, ESTIMATES AND JUDGMENTS (continued)

Mining Interests (Note 16) (continued)

Accounting Estimates and Judgments:	Mineral Reserve and Resource Estimates

Mineral reserve and resource estimates affect the determination of recoverable value used in impairment assessments, the depletion and depreciation rates for non-current assets using the units of production method and the expected timing of reclamation and closure expenditures.

The figures for mineral reserves and mineral resources are determined in accordance with National Instrument 43-101 ("NI 43-101") Technical Report standards. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company's control. Such estimation is a subjective process and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Differences between management's assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company's financial position, results of operation and cash flows.

Accounting Estimates and Judgments:	Depletion Rate for Mining Interests

Mining interests are depleted on a units-of-production basis over the estimated economic life of the mine. In applying the units of production method, depletion is determined using quantity of material extracted from the mine in the period as a portion of total quantity of material to be extracted in current and future periods based on reserves and resources considered to be highly probable to be economically extracted over the life of mine. Should there be a change in the associated depletion rate from the initial estimate, the change in estimate would be made prospectively in the consolidated statements of earnings or loss.

Stream Asset (Note 16)

Accounting Policy:	A stream asset is a long-term metal purchase agreement for which settlement is called for in silver, the amount of which is based on production at a mine corresponding to the specific agreement. On acquisition of a stream asset, it is recorded at cost and is accounted for in accordance with IFRS 6. A stream asset where the mine corresponding to the specific agreement is an exploration and evaluation stage property is classified as exploration and evaluation asset and is assessed for impairment whenever indicators of impairment exist in accordance with IFRS 6. An impairment loss is recognized for the amount by which the asset's carrying value exceeds its recoverable amount.

Once the technical feasibility, commercial viability and a development decision have been established, the value of the stream asset is reclassified and accounted for in accordance with IAS 16. The exploration and evaluation asset is subject to an impairment test prior to reclassification in accordance with IFRS 6. It is subsequently measured at cost less accumulated depletion and accumulated impairment losses, if any.

A producing stream asset is depleted using the units-of-production method over the life of the property to which the interest relates, which is estimated using available information of proven and probable reserves and the portion of resources expected to be classified as mineral reserves at the mine corresponding to the specific agreement.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2025 Annual Report	Page 17

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3.  MATERIAL ACCOUNTING POLICY INFORMATION, ESTIMATES AND JUDGMENTS (continued)

Property, Plant and Equipment (Note 17)

Accounting Policy:	Property, plant and equipment are recorded at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of property, plant and equipment includes the purchase price or construction cost, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, and borrowing costs related to the acquisition or construction of qualifying assets.

Property, plant and equipment are depreciated using either the straight-line or units-of-production method over the shorter of the estimated useful life of the asset or the expected life of mine. Where an item of property, plant and equipment comprises of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment. Assets under construction are recorded at cost and reclassified to machinery and equipment when it becomes available for use.

Depreciation commences when the asset is in the condition and location necessary for it to operate in the manner intended by management. Depreciation charges on assets that are directly related to mineral properties are allocated to those mineral properties.

The Company conducts an annual review of residual balances, useful lives and depreciation methods utilized for property, plant and equipment. Any changes in estimate that arise from this review are accounted for prospectively.

Accounting Estimates and Judgments:	Commencement of Commercial Production

Prior to reaching commercial production levels intended by management, costs incurred are capitalized as part of the related mine or mill. Depletion of capitalized costs for mining properties and depreciation and amortization of property, plant and equipment begin when operating levels intended by management have been reached.

Determining when a mine or mill is in the condition necessary for it to be capable of operating in the manner intended by management is a matter of judgment dependent on the specific facts and circumstances. The following factors may indicate that commercial production has commenced:
  Substantially all major capital expenditures have been completed to bring the asset to the condition necessary to operate in the manner intended by management;
  The mine or mill has reached a pre-determined percentage of design capacity;
  The ability to sustain a pre-determined level of design capacity for a significant period of time (i.e. the ability to process ore continuously at a steady or increasing level);
  The completion of a reasonable period of testing of the mine plant and equipment;
  The ability to produce a saleable product;
  The mine or mill has been transferred to operating personnel from internal development groups or external contractors; and
  Mineral recoveries are at or near the expected production levels.

Accounting Estimates and Judgments:	Depreciation and Amortization Rates for Property, Plant and Equipment

Depreciation and amortization expenses are determined based on estimated useful life of the asset. Should the expected asset life and associated depreciation rates differ from the initial estimate, the change in estimate would be made prospectively in the consolidated statements of earnings or loss.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2025 Annual Report	Page 18

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3.  MATERIAL ACCOUNTING POLICY INFORMATION, ESTIMATES AND JUDGMENTS (continued)

Borrowing Costs

Accounting Policy:	Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset that takes a substantial period of time to get ready for its intended use are capitalized as part of the cost of the asset until the asset is substantially ready for its intended use. Other borrowing costs are recognized as an expense in the period incurred. As at December 31, 2025 and 2024, the Company does not have any qualifying assets under construction.

Right of Use Assets (Note 18) and Lease Liabilities (Note 22)

Accounting Policy:	The Company assesses whether a contract is or contains a lease, at inception of the contract. The Company recognizes a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets (such as tablets and personal computers, small items of office furniture and telephones). For short-term and low value leases, the Company recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the lessee uses its incremental borrowing rate.

Lease payments included in the measurement of the lease liability comprise:
  Fixed lease payments (including in-substance fixed payments), less any lease incentives receivable;
  Variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date;
  The amount expected to be payable by the lessee under residual value guarantees;
  The exercise price of purchase options, if the lessee is reasonably certain to exercise the options; and
  Payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease.
The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

The Company remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever:
  the lease term has changed or there is a significant event or change in circumstances resulting in a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.
  the lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which case the lease liability is remeasured by discounting the revised lease payments using an unchanged discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used).
  a lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2025 Annual Report	Page 19

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3.  MATERIAL ACCOUNTING POLICY INFORMATION, ESTIMATES AND JUDGMENTS (continued)

Right of Use Assets (Note 18) and Lease Liabilities (Note 22) (continued)

Accounting Policy:	The right-of-use assets comprise of the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day, less any lease incentives received and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Right-of-use assets are depreciated over the shorter period of lease term and useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the Company expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease.

As a practical expedient, IFRS 16 permits a lessee not to separate non-lease components, and instead account for any lease and associated non-lease components as a single arrangement.

Lease payments are apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance expenses are recognized immediately in profit or loss, unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Company's general policy on borrowing costs.

Impairment of Non-Current Assets (Note 15)

Accounting Policy:	At each statement of financial position date, the Company reviews the carrying amounts of its non-current assets to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. Where the asset does not generate independent cash inflows, the Company estimates the recoverable amount of the cash generating unit ("CGU") to which the asset belongs.

If the recoverable amount of the asset or CGU is determined to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount and an impairment loss is recognized as an expense in the consolidated statements of earnings or loss. Recoverable amount is the higher of fair value less costs of disposal ("FVLCD") and value in use ("VIU").

FVLCD is determined as the amount that would be obtained from the sale of the asset or CGU in an arm's length transaction between knowledgeable and willing parties. The Company considers the use of a combination of its internal discounted cash flow economic models and in-situ value of reserves, resources and exploration potential of each CGU for estimation of its FVLCD. These cash flows are discounted by an appropriate post-tax discount rate to arrive at a net present value of the asset. VIU is determined as the present value of the estimated cash flows expected to arise from the continued use of the asset or CGU in its present form and its eventual disposal. VIU is determined by applying assumptions specific to the Company's continued use and does not take into account future development.

Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment been recognized for the asset or CGU in prior periods, adjusted for additional amortization which would have been recorded had the asset or CGU not been impaired. A reversal of an impairment loss is recognized as a gain in the statements of earnings or loss.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2025 Annual Report	Page 20

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3.  MATERIAL ACCOUNTING POLICY INFORMATION, ESTIMATES AND JUDGMENTS (continued)

Impairment of Non-Current Assets (Note 15) (continued)

Accounting Estimates and Judgments:	Indications of Impairment and Reversal of Impairment

Management considers both external and internal sources of information in assessing whether there are any indications that the Company's property, plant and equipment and mining interests are impaired or previous impairments should be reversed. External sources of information management considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its property, plant and equipment and mining interests. Internal sources of information management considers includes the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets.

For exploration and evaluation assets, indications include but are not limited to expiration of the right to explore, substantive expenditure in the specific area is neither budgeted nor planned, and if the entity has decided to discontinue exploration activity in the specific area.

Fair Value Estimates

In determining the recoverable amounts of the Company's property, plant and equipment and mining interests, management makes estimates of the discounted future cash flows expected to be derived from the Company's mining properties, costs of disposal of the mining properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, and/or adverse current economics can result in an impairment of the carrying amounts of the Company's non-current assets. Conversely, favourable changes to the aforementioned factors can result in a reversal of previous impairments.

Once an indicator of impairment is identified, significant judgement is required to determine the recoverable amounts of the Company's mining interests. Following the temporary suspension of operations at Jerritt Canyon, the Company has determined that there was an indicator of impairment. The Company determined that the value of the CGU can be estimated using the market approach, based on the implied value per in-situ ounce of the property, rather than from the future cash flows from continuing operations.

In estimating the FVLCD, the Company took into account the consideration paid in recent transactions for comparable Companies and benchmarked the value per in-situ ounce at Jerritt Canyon against these transactions. The Company concluded that the resulting measurement is more representative of the fair value of the CGU in the circumstances existing at the end of the current period.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2025 Annual Report	Page 21

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3.  MATERIAL ACCOUNTING POLICY INFORMATION, ESTIMATES AND JUDGMENTS (continued)

Share-based Payment Transactions (Note 25(b)(c)(d)(e))

Accounting Policy:	Employees (including directors and officers) of the Company may receive a portion of their remuneration in the form of stock options which are share-based payment transactions ("share-based payments"). Stock options issued to employees are measured by reference to their fair value using the Black-Scholes model at the date on which they were granted. Forfeitures are estimated at grant date and adjusted prospectively based on actual forfeitures. Share-based payments expense, for stock options that are forfeited or cancelled prior to vesting, is reversed. The costs of share-based payments are recognized, together with a corresponding increase in the equity reserve, over the period in which the services and/or performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ("the vesting date"). On exercise by the employee, the associated option value in the equity reserve is reclassified to share capital.

 The Company adopted the 2022 Long-Term Incentive Plan ("LTIP") to allow the Company to grant to its directors, employees and consultants non-transferable Restricted Share Units ("RSU's") based on the value of the Company's share price at the date of grant. Unless otherwise stated, the awards typically have a graded vesting schedule over a three-year period and can be settled either in cash or equity upon vesting at the discretion of the Company. The Company intends to settle all RSU's in equity.

In situations where equity instruments are issued to non-employees, the share-based payments are measured at the fair value of goods or services received. If some or all of the goods or services received by the Company as consideration cannot be specifically identified, they are measured at the fair value of the share-based payment.

Accounting Estimates and Judgments:	Valuation of Share-based Payments

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based payments. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company's earnings and equity reserves.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2025 Annual Report	Page 22

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3.  MATERIAL ACCOUNTING POLICY INFORMATION, ESTIMATES AND JUDGMENTS (continued)

Taxation (Note 24)

Accounting Policy:	Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case they are recognized in other comprehensive income or directly in equity.

Current income tax is based on taxable earnings for the year. The tax rates and tax laws to compute the amount payable are those that are substantively enacted in each tax regime at the date of the statement of financial position.

Deferred income tax is recognized, using the liability method, on temporary differences between the carrying value of assets and liabilities in the statement of financial position, unused tax losses, unused tax credits and the corresponding tax bases used in the computation of taxable earnings, based on tax rates and tax laws that are substantively enacted at the date of the statement of financial position and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries, and interests in joint ventures, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences to the extent that the realization of the related tax benefit through future taxable earnings is probable.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset the current tax assets against the current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

The Company has applied the mandatory exception to the recognition and disclosure of information about deferred tax assets and liabilities related to Pillar Two income taxes (i.e. income taxes arising from the jurisdictional implementation of OECD's Pillar Two Model Rules).

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2025 Annual Report	Page 23

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3.  MATERIAL ACCOUNTING POLICY INFORMATION, ESTIMATES AND JUDGMENTS (continued)

Taxation (Note 24) (continued)

Accounting Estimates and Judgments:	Recognition of Deferred Income Tax Assets

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed, reviewed by management and are consistent with the forecasts utilized for business planning and impairment testing purposes. Weight is attached to tax planning opportunities that are within the Company's control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses recognized and unrecognized income tax assets.

Accounting Estimates and Judgments:	Tax Contingencies

The Company's operations involve dealing with uncertainties and judgments in the application of tax regulations in multiple jurisdictions. The final taxes paid are dependent upon many factors, including negotiations with tax authorities in various jurisdictions and resolution of disputes arising from tax audits. The Company recognizes potential liabilities and records tax liabilities for anticipated tax audit issues based on its estimate of whether, and the extent to which, additional taxes will be due. Tax liabilities for uncertain tax positions are recorded by the Company to reflect its best estimate of a probable outcome. The Company adjusts these liabilities in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the Company's current estimate of the tax liabilities. If the Company's estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If the estimate of tax liabilities proves to be greater than the ultimate assessment, a tax benefit would result.

Cash and Cash Equivalents (Note 19)

Accounting Policy:	Cash in the statement of financial position includes cash on hand and held at banks and cash equivalents include short-term guaranteed investment certificates redeemable within three months or less at the date of purchase.

Accounting Estimates and Judgments:	Determination and classification of current and non-current restricted cash

The Company determines if the funds on hand and held at banks meets the definition of cash or cash equivalents. When there is a restriction on those funds, the Company assesses the nature of the restriction and if it is applicable, excludes the related amounts from the cash and cash equivalents balance. The Company then assesses the classification of the restricted cash between current and non-current based on the following factors:
• An asset is cash or a cash equivalent unless the asset is restricted from being exchanged or used to settle a liability for at least twelve months after the period; and
• It expects to realize the asset within twelve months after the reporting period.

The evaluation was performed based on the available information at the end of the reporting period; if there are changes in the circumstances the Company will reassess the classification.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2025 Annual Report	Page 24

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3.  MATERIAL ACCOUNTING POLICY INFORMATION, ESTIMATES AND JUDGMENTS (continued)

Financial Instruments

Accounting Policy:

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. On initial recognition, all financial assets and financial liabilities are recorded at fair value, net of attributable transaction costs, except for financial assets and liabilities classified as at fair value through profit or loss ("FVTPL"). The directly attributable transaction costs of financial assets and liabilities classified as at FVTPL are expensed in the period in which they are incurred.

Subsequent measurement of financial assets and liabilities depends on the classifications of such assets and liabilities.

Amortized cost

Financial assets that meet the following conditions are measured subsequently at amortized cost:

  The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and
  The contractual terms of the financial asset give rise on specified dates to cash flows that are solelypayments of principal and interest on the principal amount outstanding.

The amortized cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortization using effective interest method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance. Interest income is recognized using the effective interest method.

The Company's financial assets at amortized cost primarily include cash and cash equivalents, trade and other receivables and value added taxes receivable included in other current and non-current financial assets in the Consolidated Statement of Financial Position.

Fair value through other comprehensive income ("FVTOCI")

Financial assets that meet the following conditions are measured at FVTOCI:

  The financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
  The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Company has designated certain investments in marketable securities that are not held for trading as FVTOCI (Note 13).

On initial recognition, the Company may make an irrevocable election (on an instrument-by-instrument basis) to designate investments in equity instruments that would otherwise be measured at fair value through profit or loss to present subsequent changes in fair value in other comprehensive income. Designation at FVTOCI is not permitted if the equity investment is held for trading or if it is contingent consideration recognized by an acquirer in a business combination. Investments in equity instruments at FVTOCI are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognized in OCI. The cumulative gain or loss is not reclassified to profit or loss on disposal of the equity instrument, instead, it is transferred to retained earnings.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2025 Annual Report	Page 25

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3.  MATERIAL ACCOUNTING POLICY INFORMATION, ESTIMATES AND JUDGMENTS (continued)

Financial Instruments (continued)

Accounting Policy:

Financial assets measured subsequently at fair value through profit or loss ("FVTPL")

By default, all other financial assets, including derivatives, are measured subsequently at FVTPL.

The Company, at initial recognition, may also irrevocably designate a financial asset as measured at FVTPL if doing so eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

Financial assets measured at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in profit or loss to the extent they are not part of a designated hedging relationship. Fair value is determined in the manner described in Note 27. The Company's financial assets at FVTPL include its account receivable arising from sales of metal contained in concentrates.

Financial liabilities and equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs. Repurchase of the Company's own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Company's own equity instruments.

Financial liabilities that are not contingent consideration of an acquirer in a business combination, held for trading or designated as FVTPL, are measured at amortized cost using the effective interest method. The Company's financial liabilities at amortized cost primarily include trade and other payables, debt facilities (Note 21) and lease liabilities (Note 22).

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2025 Annual Report	Page 26

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3.  MATERIAL ACCOUNTING POLICY INFORMATION, ESTIMATES AND JUDGMENTS (continued)

Financial Instruments (continued)

Accounting Estimates and Judgments:	Investments in Associates and Joint Ventures

As a result of the sale of the La Guitarra Mine and the La Parrilla Mine, the Company is a material shareholder of Sierra Madre Gold and Silver Ltd. ("Sierra Madre") and of Silver Storm Mining Ltd. (formerly Golden Tag Resources Ltd.) ("Silver Storm"). Judgement is needed to assess whether the Company's interest in an investee meets the definition of having significant influence and therefore requires to be accounted for under the equity method.

In making a judgement of whether the Company has significant influence over the entity, management has evaluated the ownership percentage as well as other qualitative factors including but not limited to representation on the Board of Directors, participation in operational or financial policy-making processes, material transactions between the Company and the investee, interchange of managerial personnel, provision of technical information and the nature of potential voting rights.

As part of this assessment, management has considered that until such time that the Company holds less than 19.9% of the outstanding shares, the Company has agreed to vote in the manner recommended by the Board of Directors of each of Sierra Madre and Silver Storm.

Based on the qualitative factors noted above, the restrictions imposed on voting rights, and the lack of rights to have or appoint members to the Board, the Company has determined that significant influence does not exist despite holding a 28% interest in Sierra Madre and a 19% interest in Silver Storm. The Company began accounting for the shares received from Sierra Madre and Silver Storm as equity securities at FVTOCI.

Provisions (Note 23)

Accounting Policy:	Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate of the obligation can be made. The amount recognized as a provision is the present value of the expenditures expected to be required to settle the obligation using a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognized as finance costs.

Accounting Estimates and Judgments:	Estimated Reclamation and Closure Costs

The Company's provision for decommissioning liabilities represents management's best estimate of the present value of the future cash outflows required to settle estimated reclamation and closure costs at the end of the mine's life. The provision reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company.

Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of related mining properties. Adjustments to the carrying amounts of related mining properties can result in a change to future depletion expense.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2025 Annual Report	Page 27

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3.  MATERIAL ACCOUNTING POLICY INFORMATION, ESTIMATES AND JUDGMENTS (continued)

Earnings or Loss per Share (Note 12)

Accounting Policy:	Basic earnings or loss per share for the period is calculated by dividing the earnings or loss attributable to equity holders of the Company by the weighted average number of shares outstanding during the reporting period.

Diluted earnings or loss per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all potentially dilutive share equivalents, such as stock options, restricted share units, convertible debt and share purchase warrants. Diluted earnings or loss per share is calculated using the treasury stock method and assumes the receipt of proceeds upon exercise of the options with exercise prices below the average market price to determine the number of shares assumed to be purchased at the average market price during the period.

Assets Held-for-Sale (Note 15)

Accounting Policy:	A non-current asset or disposal group of assets and liabilities ("disposal group") is classified as held-for-sale, if its carrying amount will be recovered principally through a sale transaction rather than through continuing use, and when the following criteria are met:

(i) The non-current asset or disposal group is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets or disposal groups; and

(ii) The sale of the non-current asset or disposal group is highly probable. For the sale to be highly probable:
  The appropriate level of management must be committed to a plan to sell the asset or disposal group;
  An active program to locate a buyer and complete the plan must have been initiated;
  The non-current asset or disposal group must be actively marketed for sale at a price that is reasonable in relation to its current fair value;
  The sale should be expected to qualify for recognition as a completed sale within one year from the date of classification as held for sale (with certain exceptions); and
  Actions required to complete the plan should indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.
Non-current assets and disposal groups are classified as held for sale from the date these criteria are met and are measured at the lower of the carrying amount and FVLCD. If the FVLCD is lower than the carrying amount, an impairment loss is recognized in net earnings. Upon classification as held for sale, non-current assets are no longer depreciated.

Accounting Estimates and Judgments:	Probability of Sale Completion Within One Year

In determining the probability of the sale being completed within a year, management has considered a number of factors including necessary approvals from management, the Board of Directors, regulators and shareholders.

Future Changes in Accounting Policies Not Yet Effective as at December 31, 2025:

At the date of authorization of these financial statements, the Company has not applied the following new and revised IFRS Accounting Standards that have been issued but are not yet effective. Management does not expect that the adoption of the Standards listed below will have a material impact on the financial statements of the Company in future periods, except if indicated.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2025 Annual Report	Page 28

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3.  MATERIAL ACCOUNTING POLICY INFORMATION, ESTIMATES AND JUDGMENTS (continued)

Future Changes in Accounting Policies Not Yet Effective as at December 31, 2025 (continued):

Presentation and Disclosure in Financial Statements (Amendment to IFRS 18)

In April 2024, the IASB released IFRS 18 Presentation and Disclosure in Financial Statements. IFRS 18 replaces IAS 1 Presentation of Financial Statements while carrying forward many of the requirements in IAS 1. IFRS 18 introduces new requirements to: i) present specified categories and defined subtotals in the statement of earnings, ii) provide disclosures on management-defined performance measures (MPMs) in the notes to the financial statements, iii) improve aggregation and disaggregation. Some of the requirements in IAS 1 are moved to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and IFRS 7 Financial Instruments: Disclosures. The IASB also made minor amendments to IAS 7 Statement of Cash Flows and IAS 33 Earnings per Share in connection with the new standard. IFRS 18 requires retrospective application with specific transition provisions.

The amendments are effective for annual reporting periods beginning on or after January 1, 2027, although earlier application is permitted. The Company is currently evaluating the impact of IFRS 18 on the Company's consolidated financial statements.

Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)

The amendments provide guidance on the derecognition of a financial liability settled through electronic transfer, as well as the classification of financial assets for:

• Contractual terms consistent with a basic lending arrangement;

• Assets with non-recourse features;

• Contractually linked instruments.

Additionally, the amendments introduce new disclosure requirements related to investments in equity instruments designated at fair value through other comprehensive income ("FVOCI"), and additional disclosures for financial instruments with contingent features.

These amendments are effective for annual reporting periods beginning on or after January 1, 2026, although earlier application is permitted. The amendment is not expected to have a material impact on the Company's consolidated financial statements.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2025 Annual Report	Page 29

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

4. ACQUISITION OF GATOS SILVER, INC.

Consideration and Purchase Price Allocation

On January 16, 2025, the Company completed its acquisition of Gatos pursuant to a merger agreement that was entered into between the parties on September 4, 2024 (the "Merger Agreement"), and as a result of such acquisition, Gatos became a wholly-owned subsidiary of the Company. The Company issued an aggregate of 177,433,006 common shares of the Company to acquire all of the issued and outstanding shares of common stock of Gatos (in addition to a nominal amount of cash in lieu of fractional First Majestic common shares), resulting in former Gatos shareholders holding approximately 38% of the issued and outstanding common shares of the Company post-closing on a fully diluted basis at the closing of the transaction. In addition, the Merger Agreement provided for the issuance by First Majestic of options to purchase an aggregate of 8,242,244 First Majestic options in exchange for all existing Gatos options at exercise prices adjusted by the exchange ratio of 2.55 ("the Exchange Ratio"). All existing RSUs and DSUs of Gatos were settled for an aggregate of 2,207,762 First Majestic common shares.

Gatos holds a 70% interest in the Los Gatos Joint Venture ("LGJV"), which owns the producing Los Gatos underground silver mine in Chihuahua, Mexico. The Los Gatos mine consists of approximately 103,000 hectares of mineral rights, representing a highly prospective and under-explored district with numerous silver-zinc-lead epithermal mineralized zones identified as priority targets. The acquisition was completed in order to support the Company's growth strategy by adding another cornerstone asset within a world-class mining jurisdiction to the Company's portfolio.

Management has concluded that Gatos constitutes a business and, therefore, the acquisition is accounted for in accordance with IFRS 3 - Business Combinations. Given the delivery of the consideration and the fulfillment of the covenants as per the Merger Agreement, the transaction was deemed to be completed with First Majestic identified as the acquirer. Based on the opening market price of the Company's common shares on January 16, 2025 (the "Acquisition Date"), the total consideration for the Gatos acquisition was $1.05 billion. The Company began consolidating the operating results, cash flows and net assets of Gatos from January 16, 2025 onwards.

The determination of the fair value of assets acquired and liabilities assumed is based on a detailed valuation of Gatos' net assets, utilizing income, market, and cost valuation methods conducted with the assistance of an independent third party. The determination of the fair value of assets acquired and liabilities assumed was previously reported based on preliminary estimates at the Acquisition Date. During the second quarter of 2025, the Company finalized the full and detailed valuation of the fair value of the net assets of Gatos acquired using income, market, and cost valuation methods with the assistance of an independent third party.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2025 Annual Report	Page 30

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

4. ACQUISITION OF GATOS SILVER, INC. (continued)

Consideration and Purchase Price Allocation (continued)

Total consideration for the acquisition was valued at $1.05 billion on the Acquisition Date. The following table summarizes the consideration paid as part of the purchase price:

Total Consideration

177,433,066 Consideration Shares issued to Gatos shareholders with a fair value of $5.68 per share(1)	$1,007,819
2,207,762 DSUs and RSUs of Gatos converted to First Majestic common shares with a fair value of $5.68 per share(1)	12,540
8,242,244 Options of Gatos converted to First Majestic Options with an accounting fair value of $3.51 per option(3)	26,023
Other consideration(2)	7,841
Total consideration	$1,054,223

(1) Fair value of Consideration Shares was estimated at $5.68 per share based on the opening price of First Majestic's common shares on the New York Stock Exchange on January 16, 2025.

(2) Other consideration is made up of cash payments for withholding taxes and payments made for fractional shares.

(3) The fair value of Options was estimated using the Black-Scholes method as at the Acquisition Date, using the following assumptions:
Risk-free interest rate (%)	2.94% - 3.05%
Expected life (years)	3.99
Expected Volatility (%)	58%
Expected dividend yield (%)	0.28%

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2025 Annual Report	Page 31

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

4. ACQUISITION OF GATOS SILVER, INC. (continued)

Consideration and Purchase Price Allocation (continued)

The following table summarizes the purchase price allocated to the identifiable assets and liabilities of Gatos based on their estimated fair values on the Acquisition Date:

Allocation of Purchase Price
Cash and cash equivalents(2)	$167,401
Inventories	19,107
Trade and other receivables(1)	19,644
VAT receivables	2,026
Prepaid expenses and other	6,505
Mining interest	1,658,689
Property, plant and equipment	185,261
Right-of-use assets	281
Trade and other payables	(65,037)
Income taxes payable	(12,717)
Lease obligations	(415)
Decommissioning liabilities	(8,112)
Deferred tax liabilities	(511,314)
Net assets acquired	$1,461,319
Non-controlling interests	(407,096)
Net assets attributable to the Company	$1,054,223

(1) Trade and other receivables are expected to be fully recoverable.

(2) Cash acquired by the Company on the Acquisition Date was $159.6 million net of withholding taxes on RSU settlements and payments made for fractional shares amounting to $7.8 million.

Financial and operating results of Gatos are included in the Company's consolidated financial statements effective January 16, 2025. During the year ended December 31, 2025, the acquisition of Gatos contributed $489.8 million in revenues and $151.5 million in net earnings to the Company's financial results since January 16, 2025.

Had the business combination been effective as at January 1, 2025, the Company's pro forma revenues and net earnings for the year ended December 31, 2025 would have been $1,274.7 million and $214.2 million, respectively. Total transaction costs of $5.6 million related to the acquisition were expensed during the year.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2025 Annual Report	Page 32

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

4. ACQUISITION OF GATOS SILVER, INC. (continued)

Consideration and Purchase Price Allocation (continued)

The Company used discounted cash flow models to determine the fair value of the depletable mining interest. The expected future cash flows are based on estimates of future silver, gold, lead, zinc and copper prices, estimated quantities of mineral reserves and mineral resources, expected future production costs and capital expenditures based on the life of mine plans at the Acquisition Date. The discounted future cash flow models used a 6.00% discount rate based on the Company's assessment of country risk, project risk and other potential risks specific to the acquired mining interest.

The significant assumptions used in the determination of the fair value of the mining interests were as follows:

Average long-term prices:
Silver	$28.50
Gold	$2,200
Zinc	$1.25
Lead	$1.10
Copper	$4.50
Discount rate	6.0%
Average grades over life of mine:
Silver	150 g/t
Gold	0.21 g/t
Zinc	3.84%
Lead	2.01%
Copper	0.20%
Average recovery rate:
Silver	88.20%
Gold	54.20%
Zinc	63.10%
Lead	88.10%
Copper	74.00%
Mine life (years)	10

The Company used a market approach to determine the fair value of exploration potential by comparing the costs of other precedent market transactions on a dollar per hectare basis. Those amounts were used to determine the range of area-based resources multiples implied within the value of transactions by other market participants. Additionally, the Company completed a secondary valuation by comparing the costs of other precedent transactions within the industry on a dollar per in situ ounce basis and selected a multiple within this range for additional ounces identified outside of the life-of-mine. Management made a significant assumption in the determination of the fair value of exploration potential by using an implied multiple of $5,208 per hectare or $3.16 per silver equivalent ounce for a total of $536.4 million. The Company accounted for exploration potential through inclusion within non-depletable mineral interest.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2025 Annual Report	Page 33

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

5. SEGMENTED INFORMATION

All of the Company's operations are within the mining and metals industry and its major products are precious metals doré and concentrate which are refined or smelted into pure silver and gold and sold to global metal brokers. Transfer prices between reporting segments are set on an arms-length basis in a manner similar to transactions with third parties. Coins and bullion cost of sales are based on transfer prices.

An operating segment is defined as a component of the Company that:

• Engages in business activities from which it may earn revenues and incur expenses;

• Whose operating results are reviewed regularly by the entity's chief operating decision maker; and

• For which discrete financial information is available.

For the year ended December 31, 2025, the Company's significant operating segments include its four operating mines in Mexico, including its newly acquired Los Gatos Silver mine in Chihuahua, its Jerritt Canyon Gold Mine in Nevada, United States, its minting facility in Nevada, United States and bullion store in Canada, both of which form the First Mint LLC ("First Mint") operating segment, and its "non-producing properties" in Mexico which include the Del Toro and San Martin mines, which have been placed on suspension. The Jerritt Canyon Gold mine was placed on temporary suspension as of March 20, 2023 to focus on exploration, definition, and expansion of the mineral resources and optimization of mine planning and plant operations. On December 17, 2025, the Company announced that it had entered into a definitive agreement to sell its 100% owned Del Toro Silver Mine (Note 15). "Others" consists primarily of the Company's corporate assets including cash and cash equivalents, other development and exploration properties (Note 16), debt facilities (Note 21), and corporate expenses which are not allocated to operating segments. The Company's chief operating decision maker ("CODM") evaluates segment performance based on mine operating earnings. Therefore, other income and expense items not directly related to mining operations are not allocated to the segments.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2025 Annual Report	Page 34

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

5. SEGMENTED INFORMATION (continued)

				Depletion,
				depreciation,	Mine
Year Ended December 31,				and	operating	Capital
2025 and 2024		Revenue	Cost of sales	amortization	earnings (loss)	expenditures
Mexico
Santa Elena(2)	2025	$346,437	$141,580	$43,658	$161,199	$50,648
	2024	288,202	124,246	47,942	116,014	49,575
Los Gatos	2025	489,757	143,438	142,939	203,380	70,473
	2024	-	-	-	-	-
San Dimas	2025	301,615	180,028	55,412	66,175	58,894
	2024	198,186	156,952	50,266	(9,032)	54,136
La Encantada	2025	100,925	69,329	15,898	15,698	14,399
	2024	65,336	56,119	15,850	(6,633)	8,876
Non-producing Properties	2025	-	-	66	(66)	968
	2024	-	-	146	(146)	540
United States
Jerritt Canyon(2)(3)	2025	1,326	889	2,821	(2,384)	10,607
	2024	4,001	2,736	6,780	(5,515)	11,160
First Mint(1)	2025	49,426	24,699	632	24,094	-
	2024	16,000	10,775	472	4,753	-
Others	2025	-	229	2,014	(2,242)	6,859
	2024	-	2,021	2,545	(4,566)	3,043
Intercompany elimination	2025	(32,329)	(16,520)	-	(15,809)	-
	2024	(11,121)	(8,146)	-	(2,975)	-
Consolidated	2025	$1,257,157	$543,672	$263,440	$450,045	$212,848
	2024	$560,604	$344,703	$124,001	$91,900	$127,329

(1) The First Mint segment is inclusive of operations from the Company's bullion store and its minting facility located in Nevada. This segment generated coin and bullion revenue of $49.4 million (December 31, 2024 - $16.0 million) from coins and bullion sales of 1,067,097 silver ounces (December 31, 2024 - 521,979) at an average price of $46.32 per ounce (December 31, 2024 - $30.66).

(2) Santa Elena and Jerritt Canyon have incurred mine holding costs related to care and maintenance and temporary suspension activities (Note 9).

(3) Jerritt Canyon was placed on temporary suspension in March 2023. In-circuit recovery efforts performed during the years ended December 31, 2025 and 2024 resulted in the recovery of 342 and 2,405 ounces, respectively.

During the year ended December 31, 2025, the Company had six (December 31, 2024 - four) customers that accounted for 96% (December 31, 2024 - 96%) of its sales revenue, with two major metal broker accounting for 72% of total revenue, each contributing 41% and 30%, respectively (December 31, 2024 - two major metal brokers accounted for 90%, each contributing 76% and 14%, respectively).

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2025 Annual Report	Page 35

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

5.  SEGMENTED INFORMATION (continued)

		Mining Interests		Property, plant and equipment	Total mining assets	Total assets	Total liabilities
At December 31, 2025 and 2024		Producing	Exploration
Mexico
Santa Elena	2025	$145,785	$56,857	$89,658	$292,300	$482,279	$131,884
	2024	121,733	67,029	90,329	279,091	415,618	124,073
Los Gatos	2025	1,037,538	549,186	183,057	1,769,781	2,128,653	568,578
	2024	-	-	-	-	-	-
San Dimas	2025	214,213	53,828	89,547	357,588	631,477	105,519
	2024	221,657	40,718	90,103	352,478	542,760	87,791
La Encantada	2025	22,176	5,988	26,938	55,102	113,985	32,986
	2024	19,366	4,712	27,534	51,612	98,665	24,128
Non-producing Properties	2025	73,007	21,630	20,714	115,351	149,597	17,601
	2024	60,466	14,875	17,035	92,376	129,348	14,141
United States
Jerritt Canyon	2025	359,908	99,103	128,878	587,889	619,363	156,983
	2024	356,669	91,117	129,057	576,843	608,189	151,670
First Mint	2025	-	-	4,767	4,767	14,881	10,622
	2024	-	-	4,633	4,633	19,399	1,450
Others	2025	-	40,828	16,899	57,727	554,680	497,775
	2024	-	36,180	19,941	56,121	165,812	225,464
Consolidated	2025	$1,852,627	$827,421	$560,458	$3,240,506	$4,694,915	$1,521,949
	2024	$779,890	$254,632	$378,632	$1,413,154	$1,979,788	$628,717

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2025 Annual Report	Page 36

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

6. REVENUES

The majority of the Company's revenues are from the sale of precious metals contained in doré and concentrate form. The Company's primary products are precious metals (silver and gold). Revenues from the sale of metal, including by-products, are recorded net of smelting and refining costs.

Revenues for the period are summarized as follows:

	Year Ended December 31,
	2025		2024
Gross revenue from payable metals:
Silver	$724,324	58%	$240,737	43%
Gold	409,406	32%	322,894	57%
Lead	41,023	3%	-	0%
Zinc	87,690	7%	-	0%
Copper	2,714	0%	-	0%
Gross revenue	1,265,157	100%	563,631	100%
Less: smelting and refining costs	(8,000)		(3,027)
Revenues	$1,257,157		$560,604

As at December 31, 2025, the Company had $0.6 million of unearned revenue (December 31, 2024 - $0.6 million) that has not satisfied performance obligations.

(a) Gold Stream Agreement with Royal Gold Inc. (formerly Sandstorm Gold Ltd.)

The Santa Elena mine is subject to a gold streaming agreement with Royal Gold Inc. ("Royal Gold"), which requires the Company to sell to Royal Gold 20% of its gold production from certain mining concessions, over the life-of-mine from its leach pad and underground operations. The selling price to Royal Gold is the lesser of the prevailing market price or $450 per ounce, subject to a 1% annual inflation adjustment. During the year ended December 31, 2025, the Company delivered zero ounces (December 31, 2024 - 47 ounces) of gold to Royal Gold.

(b) Net Smelter Royalty

The Ermitaño mine (part of Santa Elena) has a net smelter return ("NSR") royalty agreement with Orogen Royalties Inc. that provides them with a 2% NSR royalty of production. In addition, there is an underlying NSR royalty where Osisko Gold Royalties Ltd. retains a 2% NSR royalty from the sale of mineral products extracted from the Ermitaño mine. For the year ended December 31, 2025, the Company incurred $14.0 million (December 31, 2024 - $11.3 million) in NSR royalty payments in connection with production from Ermitaño.

In 2022, the Company sold a portfolio of its existing royalty interests to Metalla Royalty and Streaming Limited ("Metalla"). Under the agreement, the Company has granted Metalla a 100% gross value royalty for the first 1,000 ounces of gold produced annually from the La Encantada property. For the year ended December 31, 2025, the Company has incurred $0.3 million (December 31, 2024 - $0.4 million) in royalty payments from gold production at La Encantada.

The Los Gatos Silver Mine is subject to the terms of an exploration, exploitation and unilateral promise of assignment of rights agreement with La Cuesta International S.A. de C.V. ("La Cuesta") dated May 4, 2006. The Los Gatos Silver Mine is required to pay a production royalty to La Cuesta of a) 2% net smelter return on production from the concession until all payments reach $10 million and b) 0.5% net smelter return on production from the concession after total payments have reached $10 million and c) 0.5% net smelter return on production from other property within a one-kilometer boundary of the Los Gatos Silver Mine. The agreement has no expiration date; however, Gatos may terminate the agreement upon a 30-day notice. During the year ended December 31, 2025, the Company has incurred $0.7 million (December 31, 2024 - $nil) in NSR royalty payments in connection with production from Los Gatos.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2025 Annual Report	Page 37

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

6. REVENUES (continued)

(c) Gold Stream Agreement with Wheaton Precious Metals Corporation

In 2018, the San Dimas mine entered into a purchase agreement with Wheaton Precious Metals International ("WPMI"), a wholly owned subsidiary of Wheaton Precious Metals Corp., which entitles WPMI to receive 25% of the gold equivalent production (based on a fixed exchange ratio of 70 silver ounces to 1 gold ounce) at San Dimas in exchange for ongoing payments equal to the lesser of $600 (subject to a 1% annual inflation adjustment) and the prevailing market price for each gold equivalent ounce delivered. Should the average gold to silver ratio over a six-month period exceed 90:1 or fall below 50:1, the fixed exchange ratio would be increased to 90:1 or decreased to 50:1, respectively. The fixed gold to silver exchange ratio as of December 31, 2025 was 70:1.

During the year ended December 31, 2025, the Company delivered 31,539 ounces (December 31, 2024 - 28,746 ounces) of gold to WPMI at $641 per ounce (December 31, 2024 - $635 per ounce).

7. COST OF SALES

Cost of sales are costs that are directly related to production and generation of revenues at the operating segments. Significant components of cost of sales, excluding depletion, depreciation and amortization are comprised of the following:

	Year Ended December 31,
	2025	2024
Labour costs	$224,450	$159,884
Consumables and materials	126,975	80,008
Energy	52,657	35,443
Maintenance	13,426	6,204
Assays and labwork	3,526	3,350
Insurance	4,640	2,483
Other costs(1)	17,832	10,991
Production costs	$443,506	$298,363
Transportation and other selling costs	20,829	2,788
Workers' participation costs	39,431	20,636
Environmental duties and royalties	25,572	14,752
Finished goods inventory changes	6,603	6,405
Other(2)	7,731	1,759
Cost of Sales	$543,672	$344,703

(1) Other costs (within production costs) include services such as machinery rentals, corporate staff support, rights and land access payments, and diamond drilling. The inventory write-downs during the year ended December 31, 2025 totaled to $nil (December 31, 2024 - $1.5 million related to La Encantada).

(2) Other costs in 2025 include elevated waste costs from ore below cut-off grade at La Encantada, as poor ground conditions impacted mine development activities. Additionally, other costs included elevated maintenance and energy costs at Santa Elena along with higher diesel generator rental costs and energy charges driven by weather related events at San Dimas. Other costs in 2024 relate to $1.8 million incurred at San Dimas as a result of increased diesel consumption due to the use of back up energy sources following low water levels at the Las Truchas hydroelectric dam and damage to the power lines at the hydroelectric plant.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2025 Annual Report	Page 38

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

8. GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses are incurred to support the administration of the business that are not directly related to production. Significant components of general and administrative expenses are comprised of the following:

	Year Ended December 31,
	2025	2024
Corporate administration	$12,391	$9,001
Salaries and benefits	21,764	17,217
Audit, legal and professional fees	13,133	10,229
Filing and listing fees	967	1,076
Directors' fees and expenses	752	583
Depreciation	1,358	1,491
	$50,365	$39,597

9. MINE HOLDING COSTS

The Company's mine holding costs are primarily comprised of labour costs associated with care and maintenance staff, electricity, security, environmental and community support costs for the following mines which are currently under temporary suspension:

	Year Ended December 31,
	2025	2024
Del Toro(1)	$1,713	$2,358
San Martin	1,291	551
Santa Elena(2)	2,652	3,469
Jerritt Canyon	14,458	17,288
	$20,114	$23,666

(1) During the year ended December 31, 2025, the Company announced that it has entered into a definitive agreement to sell its 100%-owned, past-producing Del Toro Silver Mine (Note 15).

(2) The Company resumed operations at the Santa Elena mine during the year, having previously processed ore exclusively from the Ermitaño mine, with both mines forming part of the Santa Elena operation. During the year ended December 31, 2025, the Company incurred $2.7 million (December 31, 2024 - $3.5 million) in holding costs relating to care and maintenance charges for the Santa Elena mine.

10. INVESTMENT AND OTHER INCOME (LOSS)

The Company's investment and other income (loss) are comprised of the following:

	Year Ended December 31,
	2025	2024
(Loss) gain from investment in silver futures contracts	($9,624)	$98
Gain from investment in marketable securities (Note 14(a))	19,117	21
Interest income and other	14,695	5,242
	$24,188	$5,361

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2025 Annual Report	Page 39

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

11. FINANCE COSTS

Finance costs are primarily related to interest and accretion expense on the Company's debt facilities, lease liabilities and accretion of decommissioning liabilities. The Company's finance costs in the periods are summarized as follows:

	Year Ended December 31,
	2025	2024
Debt facilities(1) (Note 21)	$13,044	$13,161
Accretion of decommissioning liabilities	11,096	9,610
Lease liabilities (Note 22)	1,756	2,276
Gain on settlement of senior convertible note(2) (Note 21(a))	(3,363)	-
Interest and other	3,696	3,013
	$26,229	$28,060

(1) During the year ended December 31, 2025, finance costs for debt facilities includes non-cash accretion expense of $11.2 million (December 31, 2024 - $10.1 million).

(2) In December 2025, the Company closed an offering of $300.0 million aggregate principal amount of unsecured senior convertible notes plus an additional over-allotment option of $50 million. The proceeds were used to repurchase a portion of the outstanding 2021 senior convertible notes (Note 21 (a)). The repurchase generated a gain due to the difference between the carrying value of the notes on the date of settlement, compared to the cash paid to repurchase and cancel the 2021 senior convertible notes.

12. EARNINGS OR LOSS PER SHARE

Basic earnings or loss per share is the net earnings (loss) attributable to owners of the Company divided by the weighted average number of common shares outstanding during the periods. Diluted net earnings or loss per share adjusts basic net earnings or loss per share for the effects of potential dilutive common shares. The calculations of basic and diluted earnings or loss per share for the periods ended December 31, 2025 and 2024 are as follows:

	Year Ended December 31,
	2025	2024
Net earnings (loss) for the year	$210,975	($101,885)
Net earnings attributable to non-controlling interests	46,052	-
Net earnings (loss) attributable to owners of the Company	$164,923	($101,885)

Weighted average number of shares on issue - basic	479,581,196	295,544,681
Effect on dilutive securities:
Stock options	2,612,314	-
Restricted, performance and deferred share units	2,370,168	-
Weighted average number of shares on issue - diluted(1)	484,563,678	295,544,681

Earnings (loss) per share - basic	$0.34	($0.34)
Earnings (loss) per share - diluted	$0.34	($0.34)

(1) For the year ended December 31, 2025, diluted weighted average number of shares excluded 3,088,567 (December 31, 2024 - 6,680,915) options, 5,000,000 (December 31, 2024 - 5,000,000) warrants, 5,093 restricted and performance share units (December 31, 2024 - 2,272,568), 3,338,890 common shares and 15,652,945 common shares issuable under the 2021 and 2025 convertible debentures, respectively (December 31, 2024 - 13,888,895)and nil (Note 20(a)), that were anti-dilutive.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2025 Annual Report	Page 40

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

13. INVENTORIES

Inventories consist primarily of materials and supplies and products of the Company's operations, in varying stages of the production process, and are presented at the lower of weighted average cost or net realizable value.

	December 31,	December 31,
	2025	2024
Finished goods	$9,661	$5,036
Work-in-process	3,675	4,162
Stockpile	14,747	6,580
Silver coins and bullion	4,089	8,613
Materials and supplies	52,581	38,133
	$84,753	$62,524

The amount of inventories recognized as an expense during the period is equivalent to the total of cost of sales plus depletion, depreciation and amortization for the period. As at December 31, 2025, no write down was included in mineral inventories, which consist of stockpile, work-in-process and finished goods (December 31, 2024 - $nil).

14. OTHER FINANCIAL ASSETS

As at December 31, 2025, other financial assets consist of the Company's investment in marketable securities comprised of the following:

	December 31,	December 31,
	2025	2024
FVTPL marketable securities (a)	$26,168	$1,283
FVTOCI marketable securities (b)	154,218	48,498
Total other financial assets	$180,386	$49,781

(a) Fair Value through Profit or Loss ("FVTPL") Marketable Securities

Gain on marketable securities designated as FVTPL for the year ended December 31, 2025 was $19.1 million (December 31, 2024 - $nil) and was recorded through profit or loss.

(b) Fair Value through Other Comprehensive Income ("FVTOCI") Marketable Securities

Changes in fair value of marketable securities designated as FVTOCI for the year ended December 31, 2025 was a gain of $126.8 million (December 31, 2024 - loss of $5.8 million), net of tax, and were recorded through other comprehensive income and will not be transferred into earnings or loss upon disposition or impairment. The Company made the irrevocable election to designate these equity securities as FVTOCI because these financial assets are not held for trading and are not contingent consideration recognized in a business combination. As at December 31, 2025, the carrying value of all shares designated at FVTOCI was $154.2 million (December 2024 - $48.5 million).

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2025 Annual Report	Page 41

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

15. DIVESTITURES

On December 17, 2025, the Company announced that it had entered into a definitive agreement to sell its subsidiary that owns 100% of the Del Toro Silver Mine ("Del Toro") to Sierra Madre for total consideration in cash and shares of up to $60 million, comprised of upfront consideration of $20 million in cash and $10 million in common shares of Sierra Madre ("Sierra Madre Shares") at a deemed price of CAD$1.30 per share, payable upon closing, and an additional $30 million in delayed and contingent consideration in cash or, at Sierra Madre's option, Sierra Madre Shares. Closing of the transaction is conditional upon Sierra Madre completing a concurrent private placement financing of at least CAD$40 million in gross proceeds and other customary conditions, including approval of the TSXV, Mexican Antitrust approval and approval by the disinterested shareholders of Sierra Madre.

The Company has concluded that as of December 31, 2025, the sale does not meet the IFRS 5 criteria for classification as held for sale, given the uncertainty around satisfying all closing conditions within one year. However, the announcement of the definitive agreement along with the implied price within the contract represents an indicator of impairment reversal under IAS 36. Del Toro is considered a separate CGU within the Company's non-producing properties segment. Therefore, the carrying amount of Del Toro was remeasured to its recoverable amount, being its FVLCD, based on the fair value of the expected proceeds from the sale. This includes the upfront consideration of $20 million in cash, $10 million in common shares of Sierra Madre and $10 million receivable within 18 months of closing in cash or, at Sierra Madre's option, Sierra Madre Shares. The Company has excluded the $20 million in delayed and contingent consideration from the calculation of the recoverable amount. During the year ended December 31, 2025, the Company recorded a $20.3 million reversal of impairment related to the Del Toro assets, based on the recoverable amount implied by the definitive agreement. The impairment reversal amount does not increase the carrying amount above what it would have been had no impairment been recognized in prior periods.

Out of the impairment reversal of $20.3 million related to Del Toro, $10.6 million was allocated to depletable mining interest, $6.3 million was allocated to non-depletable mining interest with the remaining $3.4 million allocated to property, plant and equipment, resulting in an total impairment reversal of $20.3 million, net of tax. The recoverable amount of Del Toro, being its FVLCD was $40.0 million, based on the expected proceeds from the sale.
The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2025 Annual Report	Page 42

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

16. MINING INTERESTS

Mining interests primarily consist of acquisition, development, exploration and exploration potential costs directly related to the Company's operations and projects. Upon commencement of commercial production, mining interests for producing properties are depleted on a units-of-production basis over the estimated economic life of the mine. In applying the units of production method, depletion is determined using quantity of material extracted from the mine in the period as a portion of total quantity of material, based on reserves and resources, considered to be highly probable to be economically extracted over the life of mine plan.

The Company's mining interests are comprised of the following:

	December 31,	December 31,
	2025	2024
Depletable properties	$1,852,627	$779,890
Non-depletable properties (exploration and evaluation costs, exploration potential)	827,421	254,632
	$2,680,048	$1,034,522

Depletable properties are allocated as follows:

						Non-
				La	Jerritt	producing
Depletable properties	Santa Elena	Los Gatos	San Dimas	Encantada	Canyon	Properties(1)	Total
Cost
At December 31, 2023	$183,123	$-	$365,472	$128,879	$486,665	$212,990	$1,377,129
Additions	21,599	-	29,628	2,927	-	-	54,154
Change in decommissioning liabilities	(1,302)	-	(2,346)	(1,362)	6,165	(2,100)	(945)
Transfer from non-depletable properties	2,179	-	-	1,702	-	-	3,881
At December 31, 2024	$205,599	$-	$392,754	$132,146	$492,830	$210,889	$1,434,218
Additions	11,366	32,188	24,866	6,214	-	-	74,634
Change in decommissioning liabilities	495	(322)	980	1,238	3,239	1,957	7,587
Acquisition of Gatos (Note 4)	-	1,122,262	-	-	-	-	1,122,262
Transfer from non-depletable properties	35,393	-	4,386	1,202	-	-	40,981
At December 31, 2025	$252,853	$1,154,128	$422,986	$140,800	$496,069	$212,846	$2,679,682

Accumulated depletion, amortization and impairment
At December 31, 2023	($60,000)	$-	($137,530)	($106,698)	($136,161)	($150,424)	($590,813)
Depletion and amortization	(23,866)	-	(33,567)	(6,082)	-	-	(63,515)
At December 31, 2024	($83,866)	$-	($171,097)	($112,780)	($136,161)	($150,424)	($654,328)
Depletion and amortization	(23,202)	(116,590)	(37,676)	(5,844)	-	-	(183,312)
Reversal of impairment (Note 15)	-	-	-	-	-	10,585	10,585
At December 31, 2025	($107,068)	($116,590)	($208,773)	($118,624)	($136,161)	($139,839)	($827,055)

Carrying values
At December 31, 2024	$121,733	$-	$221,657	$19,366	$356,669	$60,466	$779,890
At December 31, 2025	$145,785	$1,037,538	$214,213	$22,176	$359,908	$73,007	$1,852,627

(1) Non-producing properties include the San Martin and Del Toro mines. During the year, the Company announced that it has entered into a definitive agreement to sell its 100%-owned, past-producing Del Toro Silver Mine (Note 15).
The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2025 Annual Report	Page 43

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

16.  MINING INTERESTS (continued)

Non-depletable properties costs are allocated as follows:

						Non-
Non-depletable	Santa			La	Jerritt	producing	Exploration	Springpole
properties	Elena	Los Gatos	San Dimas	Encantada	Canyon	Properties(1)	Projects(2)	Stream	Total
At December 31, 2023	$50,483	$-	$24,696	$4,461	$82,645	$14,404	$23,973	$11,856	$212,519
Exploration and evaluation expenditures	18,725	-	16,022	1,953	8,472	471	351	-	45,994
Transfer to depletable properties	(2,179)	-	-	(1,702)	-	-	-	-	(3,881)
At December 31, 2024	$67,029	$-	$40,718	$4,712	$91,117	$14,875	$24,324	$11,856	$254,632
Exploration and evaluation expenditures	25,221	12,759	17,496	2,478	7,986	451	495	4,153	71,039
Acquisition of Gatos (Note 4)	-	536,427	-	-	-	-	-	-	536,427
Reversal of impairment (Note 15)						6,304			6,304
Transfer to depletable properties	(35,393)	-	(4,386)	(1,202)	-	-	-	-	(40,981)
At December 31, 2025	$56,857	$549,186	$53,828	$5,988	$99,103	$21,630	$24,819	$16,009	$827,421

(1) Non-producing properties include the San Martin and Del Toro mines. During the year, the Company announced that it has entered into a definitive agreement to sell its 100%-owned, past-producing Del Toro Silver Mine (Note 15).

(2) Exploration projects include the La Luz, Los Amoles, Jalisco Group of Properties and Jimenez del Tuel projects.

(a) Santa Elena Silver/Gold Mine, Sonora State, Mexico

The Santa Elena mine is subject to a gold streaming agreement with Royal Gold, which requires the Company to sell to Royal Gold 20% of its gold production over the life-of-mine from its leach pad and underground operations. The selling price to Royal Gold is the lesser of the prevailing market price or $450 per ounce, subject to a 1% annual inflation adjustment. During the year ended December 31, 2025, the Company delivered zero ounces (December 31, 2024 - 47 ounces) of gold to Royal Gold.

The Ermitaño mine has a net smelter return ("NSR") royalty agreement with Orogen Royalties Inc. that provides them with a 2% NSR royalty of production. In addition, there is an underlying NSR royalty where Osisko Gold Royalties Ltd. retains a 2% NSR royalty from the sale of mineral products extracted from the Ermitaño property. During the year ended December 31, 2025, the Company has incurred $14.0 million (December 31, 2024 - $11.3 million) in NSR royalty payments in connection with production from Ermitaño.

(b) Los Gatos Silver Mine, Chihuahua State, Mexico

Following the acquisition, the Company now holds a 70% interest in the Los Gatos underground mine in Chihuahua, Mexico. The remaining 30% is owned by a non-controlling partner. The Los Gatos Silver Mine produces zinc and lead concentrates, both of which contain payable silver, as well as gold in its concentrate form. Zinc and lead contribute approximately 75% and 25% of total revenues, respectively.

The Los Gatos Silver Mine is subject to the terms of an exploration, exploitation and unilateral promise of assignment of rights agreement with La Cuesta International S.A. de C.V. ("La Cuesta") dated May 4, 2006. The Los Gatos Silver Mine is required to pay a production royalty to La Cuesta of a) 2% net smelter return on production from the concession until all payments reach $10 million and b) 0.5% net smelter return on production from the concession after total payments have reached $10 million and c) 0.5% net smelter return on production from other property within a one-kilometer boundary of the Los Gatos Silver Mine. The agreement has no expiration date; however, Gatos may terminate the agreement upon a 30-day notice. During the year ended December 31, 2025, the Company has incurred $0.7 million (December 31, 2024 - $nil) in NSR royalty payments in connection with production from Los Gatos.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2025 Annual Report	Page 44

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

16.  MINING INTERESTS (continued)

(c) San Dimas Silver/Gold Mine, Durango State, Mexico (continued)

The San Dimas Mine is subject to a gold and silver streaming agreement with WPMI which entitles WPMI to receive 25% of the gold equivalent production (based on a fixed exchange ratio of 70 silver ounces to 1 gold ounce) at San Dimas in exchange for ongoing payments equal to the lesser of $600 (subject to a 1% annual inflation adjustment commencing in May 2019) and the prevailing market price for each gold ounce delivered. Should the average gold to silver ratio over a six-month period exceed 90:1 or fall below 50:1, the fixed exchange ratio would be increased to 90:1 or decreased to 50:1, respectively. The fixed gold to silver exchange ratio as of December 31, 2025, was 70:1.

During the year ended December 31, 2025, the Company delivered 31,539 ounces (December 31, 2024 - 28,746 ounces) of gold to WPMI at $641 per ounce (December 31, 2024 - $635 per ounce).

(d) La Encantada Silver Mine, Coahuila State, Mexico

In December 2022, the Company sold a portfolio of its existing royalty interests to Metalla Royalty and Streaming Limited. Under the terms of the agreement, the Company is required to pay a 100% gross value royalty on the first 1,000 ounces of gold produced annually from the La Encantada property. For the year ended December 31, 2025, the Company has incurred $0.3 million (December 31, 2024 - $0.4 million) in royalty payments from gold production at La Encantada.

(e) Jerritt Canyon Gold Mine, Nevada, United States

The Jerritt Canyon Mine is subject to a 0.75% NSR royalty on production of gold and silver from the Jerritt Canyon mines and processing plant. The royalty is applied, at a fixed rate of 0.75%, against proceeds from gold and silver products after deducting treatment, refining, transportation, insurance, taxes and levies charges.

The Jerritt Canyon Mine is also subject to a 2.5% to 5% NSR royalty relating to the production of gold and silver within specific boundary lines at certain mining areas. The royalty is applied, at a fixed rate of 2.5% to 5.0%, against proceeds from gold and silver products.

For the year ended December 31, 2025, the Company has incurred $nil in royalty payments from gold production at Jerritt Canyon (December 31, 2024 - $nil).

(f) Springpole Silver Stream, Ontario, Canada

In July 2020, the Company completed an agreement with First Mining Gold Corp. ("First Mining") to purchase 50% of the life-of-mine payable silver produced from the Springpole Gold Project (the "Springpole Silver Stream"), a development-stage gold project located in Ontario, Canada. First Majestic agreed to pay First Mining consideration of $22.5 million in cash and shares, in three milestone payments, for the right to purchase silver at a price of 33% of the silver spot price per ounce, to a maximum of $7.50 per ounce (subject to annual inflation escalation of 2%, commencing at the start of the third anniversary of production). Commencing its production of silver, First Mining must deliver 50% of the payable silver which it receives from the off taker within five business days of the end of each quarter.

The transaction consideration paid and payable by First Majestic is summarized as follows:

• The first payment of $10.0 million, consisting of $2.5 million in cash and $7.5 million in First Majestic common shares (805,698 common shares), was paid to First Mining on July 2, 2020;

• The second payment of $7.5 million, consisting of $3.75 million in cash and $3.75 million in First Majestic common shares (287,300 common shares), was paid on January 21, 2021 upon the completion and public announcement by First Mining of the results of a Pre-Feasibility Study for Springpole; and

• The third payment of $5.0 million was originally scheduled to be made as a combination of cash and First Majestic common shares. On March 13, 2025, the Company signed an amendment agreement (the "Amended Springpole Stream Agreement") to the original streaming agreement for the Springpole property (the "Springpole Stream Agreement") among the Company, Gold Canyon Resources Inc. (a wholly-owned subsidiary of First Mining) and First Mining to accelerate the final tranche payment owed by the Company under the Springpole Stream Agreement, and to make such final payment a cash only payment of $5 million (previously, this final payment was to be a combination of cash and Common Shares), payable by the Company by March 31, 2025. The Company made this final payment to First Mining prior to March 31, 2025.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2025 Annual Report	Page 45

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

16. MINING INTERESTS (continued)

(f) Springpole Silver Stream, Ontario, Canada (continued)

In connection with the Springpole Stream Agreement, First Mining also granted First Majestic 32.1 million common share purchase warrants of First Mining (the "First Mining Warrants") that entitle the Company to purchase one common share of First Mining at CAD$0.40 expiring July 2, 2025. The fair value of the warrants was measured at $5.7 million using the Black-Scholes option pricing model.

Under the Amended Springpole Stream Agreement, First Mining agreed to extend the expiry date of the First Mining Warrants to March 31, 2028 and to amend the exercise price to CAD$0.20. The fair value of the warrants was measured at $0.8 million using the Black-Scholes option pricing model, with fair value adjustments going through profit and loss.

On December 16, 2025, the Company exercised all of its First Mining Warrants at the exercise price of CAD$0.20 for a total cash payment of $4.7 million, and as a result, the Company received 32.1 million common shares of First Mining.

First Mining has the right to repurchase 50% of the silver stream from First Majestic for $22.5 million at any time prior to the commencement of production at Springpole, and if such a repurchase takes place, the Company will be left with a reduced silver stream of 25% of life-of-mine payable silver production from Springpole. First Mining is a related party with two independent board members who are also directors and/or officers of First Majestic.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2025 Annual Report	Page 46

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

17. PROPERTY, PLANT AND EQUIPMENT

The majority of the Company's property, plant and equipment is used in the Company's operating mine segments. Property, plant and equipment is depreciated using either the straight-line or units-of-production method over the shorter of the estimated useful life of the asset or the expected life of mine. Where an item of property, plant and equipment comprises of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment. Assets under construction are recorded at cost and re-allocated to land and buildings, machinery and equipment or other when they become available for use.

Property, plant and equipment are comprised of the following:

		Machinery
	Land and	and	Assets under
	Buildings(1)	Equipment	Construction(2)	Other	Total
Cost
At December 31, 2023	$245,260	$641,029	$48,738	$38,445	$973,472
Additions	381	2,370	24,281	149	27,180
Transfers and disposals	12,173	5,042	(29,697)	1,529	(10,953)
At December 31, 2024.	$257,814	$648,441	$43,322	$40,123	$989,699
Additions	1,427	11,658	53,605	485	67,175
Acquisition of Gatos (Note 4)	103,465	71,951	9,493	354	185,263
Transfers and disposals	4,200	8,679	(21,343)	201	(8,263)
At December 31, 2025	$366,906	$740,729	$85,078	$41,163	$1,233,874

Accumulated depreciation, amortization and impairment reversal
At December 31, 2023	($157,626)	($382,139)	$-	($27,413)	($567,178)
Depreciation and amortization	(16,720)	(28,282)	-	(3,251)	(48,253)
Transfers and disposals	1,431	2,597	-	334	4,362
At December 31, 2024	($172,915)	($407,824)	$-	($30,330)	($611,069)
Depreciation and amortization	(26,378)	(39,862)	-	(2,931)	(69,171)
Impairment reversal (Note 15)	-	3,448	-	-	3,448
Transfers and disposals	23	3,301	-	52	3,376
At December 31, 2025	($199,270)	($440,937)	$-	($33,209)	($673,416)

Carrying values
At December 31, 2024	$84,899	$240,617	$43,322	$9,793	$378,630
At December 31, 2025	$167,636	$299,792	$85,078	$7,954	$560,458

(1) Included in land and buildings is $50.6 million (2024 - $10.4 million) worth of land which is not subject to depreciation.

(2) Assets under construction includes certain innovation projects, such as high-intensity grinding ("HIG") mills and related modernization, plant improvements, other mine infrastructures and equipment overhauls.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2025 Annual Report	Page 47

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

17.  PROPERTY, PLANT AND EQUIPMENT (continued)

Property, plant and equipment, including land and buildings, machinery and equipment, assets under construction and other assets above are allocated by mine as follow:

						Non-
				La	Jerritt	producing
	Santa Elena	Los Gatos	San Dimas	Encantada	Canyon	Properties(1)	Other(2)(3)	Total
Cost
At December 31, 2023	$180,128	$-	$183,371	$168,736	$216,668	$163,498	$61,071	$973,472
Additions(2)	9,251	-	8,486	3,995	2,689	69	2,690	27,180
Transfers and disposals	(2,507)	-	255	(457)	(1,622)	(1,211)	(5,411)	(10,953)
At December 31, 2024	$186,872	$-	$192,112	$172,274	$217,735	$162,356	$58,350	$989,699
Additions(2)	14,060	25,526	16,532	5,707	2,621	517	2,212	67,175
Acquisition of Gatos (Note 4)	-	185,263	-	-	-	-	-	185,263
Transfers and disposals	(4,084)	876	(1,058)	426	(197)	(840)	(3,386)	(8,263)
At December 31, 2025	$196,848	$211,665	$207,586	$178,407	$220,159	$162,033	$57,176	$1,233,874

Accumulated depreciation, amortization and impairment
At December 31, 2023	($81,615)	$-	($86,259)	($138,721)	($82,697)	($145,887)	($31,999)	($567,178)
Depreciation and amortization	(16,314)	-	(16,268)	(7,190)	(6,257)	(92)	(2,130)	(48,253)
Transfers and disposals	1,387	-	518	1,171	275	659	353	4,362
At December 31, 2024	($96,542)	$-	($102,009)	($144,740)	($88,679)	($145,320)	($33,776)	($611,069)
Depreciation and amortization	(13,494)	(27,626)	(16,853)	(6,596)	(2,638)	(16)	(1,948)	(69,171)
Impairment reversal (Note 15)	-	-	-	-	-	3,448	-	3,448
Transfers and disposals	2,846	(982)	823	(133)	36	569	214	3,376
At December 31, 2025	($107,190)	($28,608)	($118,039)	($151,469)	($91,281)	($141,319)	($35,510)	($673,416)

Carrying values
At December 31, 2024	$90,329	$-	$90,103	$27,534	$129,057	$17,036	$24,574	$378,630
At December 31, 2025	$89,658	$183,057	$89,547	$26,938	$128,878	$20,714	$21,666	$560,458

(1) Non-producing properties include the San Martin and Del Toro mines. During the year, the Company announced that it has entered into a definitive agreement to sell its 100%-owned, past-producing Del Toro Silver Mine (Note 15).

(2) Additions classified in "Other" primarily consist of innovation projects and construction-in-progress.

(3) Included in "Other" is property, plant and equipment of $4.8 million (2024 - $4.6 million) for First Mint which includes the Company's bullion store and its minting facility located in Nevada.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2025 Annual Report	Page 48

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

18. RIGHT-OF-USE ASSETS

The Company entered into leases to use certain land, buildings, mining equipment and corporate equipment for its operations. The Company is required to recognize right-of-use assets representing its right to use these underlying leased assets over the lease term.

Right-of-use assets are initially measured at cost, equivalent to its obligation for payments over the term of the leases, and subsequently measured at cost less accumulated depreciation and impairment losses. Depreciation is recorded on a straight-line basis over the shorter period of lease term and useful life of the underlying asset.

Right-of-use assets are comprised of the following:

	Land and	Machinery and
	Buildings	Equipment	Total
At December 31, 2023	$8,523	$18,761	$27,284
Additions	299	7,693	7,992
Remeasurements	236	921	1,157
Depreciation and amortization	(2,012)	(10,522)	(12,534)
At December 31, 2024	$7,046	$16,853	$23,898
Acquisition of Gatos (Note 4)	281	-	281
Additions	181	185	366
Remeasurements	(242)	5,166	4,924
Depreciation and amortization	(2,244)	(12,757)	(15,001)
At December 31, 2025	$5,022	$9,447	$14,469

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2025 Annual Report	Page 49

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

19. RESTRICTED CASH

Restricted cash is comprised of the following:

	December 31, 2025	December 31, 2024
Nevada Division of Environmental Protection(1)	$20,177	$19,346
SAT Primero tax dispute(2)	124,090	86,726
Non-Current Restricted Cash	$144,267	$106,072

(1) On November 2, 2021, the Company executed an agreement with the Nevada Division of Environmental Protection ("NDEP") relating to funds required to establish a trust agreement to cover post-closure water treatment cost at Jerritt Canyon. During the year ended December 31, 2022, the Company funded $17.7 million into a trust; these amounts along with interest earned on the balance are included within non-current restricted cash.

(2) In connection with the dispute between Primero Empresa Minera, S.A. de C.V. ("PEM") and the Servicio de Admistracion Tributaria ("SAT") relating to the advanced pricing agreement (Note 29), the SAT froze two PEM bank accounts as security for certain tax reassessments which are being disputed. The balance in these two frozen accounts as at December 31, 2025 was $124.1 million (2,229 million MXN). This balance consists of Value Added Tax ("VAT") refunds due to PEM. The Company does not agree with SAT's position and has challenged it through the relevant legal channels, both domestically and internationally.

20. TRADE AND OTHER PAYABLES

The Company's trade and other payables are primarily comprised of amounts outstanding for purchases relating to mining operations, exploration and evaluation activities and corporate expenses. The normal credit period for these purchases is usually between 30 to 90 days.

Trade and other payables are comprised of the following items:

	December 31,	December 31,
	2025	2024
Trade payables	$57,749	$35,397
Trade related accruals	57,511	23,196
Payroll and related benefits	56,235	32,239
Restructuring obligations	590	709
NSR royalty liabilities (Notes 16(b)(c))	4,812	3,538
Environmental duty and net mineral sales proceeds tax	10,777	2,701
Other accrued liabilities(1)	20,237	6,115
	$207,911	$103,895

(1) The Other accrued liabilities balance as at December 31, 2025 includes an accrual of $9.9 million for mark-to-market movements on silver forward contracts.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2025 Annual Report	Page 50

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

21. DEBT FACILITIES

The movement in debt facilities during the year ended December 31, 2025 and year ended December 31, 2024, respectively, are comprised of the following:

	Convertible Debentures (a)	Revolving Credit Facility (b)	Total
Balance at December 31, 2023	$199,406	$20,406	$219,812
Finance costs
Interest expense	863	2,619	3,482
Accretion	9,679	-	9,679
Repayments of principal	-	(20,000)	(20,000)
Repayments of finance costs	(865)	(2,626)	(3,491)
Balance at December 31, 2024	$209,083	$399	$209,482
Gross proceeds from debt financing	$350,000	$-	$350,000
Portion allocated to equity reserves from debt financing	(102,493)	-	($102,493)
Finance costs
Interest expense	845	1,403	2,248
Accretion	10,796	-	10,796
Repayments of principal	(165,717)	-	(165,717)
Transaction costs	(9,515)	-	(9,515)
Repayments of finance costs	(1,119)	(1,465)	(2,585)
Balance at December 31, 2025	$291,880	$337	$292,216

Statements of Financial Position Presentation
Current portion of debt facilities	$426	$399	$825
Non-current portion of debt facilities	208,657	-	208,657
Balance at December 31, 2024	$209,083	$399	$209,482
Current portion of debt facilities	$151	$337	$487
Non-current portion of debt facilities	291,729	-	291,729
Balance at December 31, 2025	$291,880	$337	$292,216

(a) Convertible Debentures

2021 Senior Convertible Debentures

On December 2, 2021, the Company issued $230 million of unsecured senior convertible debentures (the "2021 Notes"). The Company received net proceeds of $222.8 million after transaction costs of $7.2 million. The 2021 Notes mature on January 15, 2027 and bear an interest rate of 0.375% per annum, payable semi-annually in arrears in January and July of each year.

The 2021 Notes are convertible into common shares of the Company at any time prior to maturity at a conversion rate of 60.3865 common shares per $1,000 principal amount of 2021 Notes converted, representing an initial conversion price of $16.56 per common share, subject to certain anti-dilution adjustments.

The Company may not redeem the 2021 Notes before January 20, 2025 except in the event of certain changes in Canadian tax law. At any time on or after January 20, 2025 and until maturity, the Company may redeem all or part of the 2021 Notes for cash if the last reported share price of the Company's common shares for 20 or more trading days in a period of 30 consecutive trading days exceeds 130% of the conversion price in effect on each such trading day. The redemption price is equal to the sum of:

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2025 Annual Report	Page 51

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

21.  DEBT FACILITIES (continued)

(a) Convertible Debentures (continued)

(i) 100% of the principal amount of the 2021 Notes to be redeemed and (ii) accrued and unpaid interest, if any, to the redemption date.

The Company is required to offer to purchase for cash all of the outstanding 2021 Notes upon a fundamental change, at a cash purchase price equal to 100% of the principal amount of the 2021 Notes to be purchased, plus accrued and unpaid interest, if any, up to the fundamental change purchase date.

The component parts of the convertible debentures, a compound instrument, are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument. A conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company's own equity instrument is an equity instrument.

At initial recognition, net proceeds of $222.8 million from the 2021 Notes were allocated into its debt and equity components. The fair value of the debt portion was estimated at $180.4 million using a discounted cash flow model method with an expected life of five years and a discount rate of 4.75%. This amount is recorded as a financial liability on an amortized cost basis using the effective interest method at an effective interest rate of 5.09% until extinguished upon conversion or at its maturity date.

The conversion option is classified as equity and was estimated based on the residual value of $42.3 million. This amount is not subsequently remeasured and will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share capital. Where the conversion option remains unexercised at the maturity date of the convertible note, the balance will remain in equity reserves. Deferred tax liability of $11.4 million related to taxable temporary difference arising from the equity portion of the convertible debenture was recognized in equity reserves.

Transaction costs of $7.2 million that relate to the issuance of the convertible debentures were allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are recognized directly in equity. Transaction costs relating to the liability component are included in the carrying amount of the liability component and are amortized over the life of the convertible debentures using the effective interest method.

2025 Senior Convertible Debentures

On December 8, 2025, the Company issued $350.0 million of unsecured senior convertible debentures (the "2025 Notes"). The Company received net proceeds of $340.5 million after transaction costs of $9.5 million. The 2025 Notes mature on January 15, 2031 and bear an interest rate of 0.125% per annum, payable semi-annually in arrears in January and July of each year.

The 2025 Notes are convertible into common shares of the Company at any time prior to maturity at a conversion rate of 44.7227 common shares per $1,000 principal amount of 2025 Notes converted, representing an initial conversion price of $22.36 per common share, subject to certain anti-dilution adjustments. In addition, if certain fundamental changes occur, holders of the 2025 Notes may be entitled to an increased conversion rate.

The Company may not redeem the 2025 Notes before January 20, 2029 except in the event of certain changes in Canadian tax law. At any time on or after January 20, 2029 and until maturity, the Company may redeem all or part of the 2025 Notes for cash if the last reported share price of the Company's common shares for 20 or more trading days in a period of 30 consecutive trading days exceeds 130% of the conversion price in effect on each such trading day. The redemption price is equal to the sum of: (i) 100% of the principal amount of the 2025 Notes to be redeemed and (ii) accrued and unpaid interest, if any, to the redemption date.

The Company is required to offer to purchase for cash all of the outstanding 2025 Notes upon a fundamental change, at a cash purchase price equal to 100% of the principal amount of the 2025 Notes to be purchased, plus accrued and unpaid interest, if any, up to the fundamental change purchase date.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2025 Annual Report	Page 52

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

21.  DEBT FACILITIES (continued)

(a) Convertible Debentures (continued)

The component parts of the convertible debentures, a compound instrument, are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument. A conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company's own equity instrument is an equity instrument.

At initial recognition, net proceeds of $340.5 million from the 2025 Notes were allocated into its debt and equity components. The fair value of the debt portion was estimated at $238.0 million using a discounted cash flow model method with an expected life of five years and a discount rate of 7.59%. This amount is recorded as a financial liability on an amortized cost basis using the effective interest method at an effective interest rate of 7.62% until extinguished upon conversion or at its maturity date.

The conversion option is classified as equity and was estimated based on the residual value of $102.5 million. This amount is not subsequently remeasured and will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share capital. Where the conversion option remains unexercised at the maturity date of the convertible note, the balance will remain in equity reserves. Deferred tax liability of $28.4 million related to taxable temporary difference arising from the equity portion of the convertible debenture was recognized in equity reserves.

Transaction costs of $9.5 million that relate to the issuance of the convertible debentures were allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are recognized directly in equity. Transaction costs relating to the liability component are included in the carrying amount of the liability component and are amortized over the life of the convertible debentures using the effective interest method.

A portion of the 2025 Notes proceeds received were used to redeem 174,708 of the 2021 Notes for total costs of $214.7 million. The total proceeds were allocated to the carrying value of the debt by $162.6 million and $45.0 million to equity reserves, net of a deferred tax recovery of $7.2 million, for the 2021 Notes. This resulted in gain on the settlement of debt of $3.4 million. The remaining 55,292 2021 Notes were unconverted as of December 31, 2025, with a carrying value $52.7 million allocated to debt.

(b) Revolving Credit Facility

On June 28, 2024, the Company amended its senior secured revolving credit facility (the "Revolving Credit Facility") with the Bank of Montreal, BMO Harris Bank N.A., Bank of Nova Scotia, Toronto Dominion Bank and National Bank of Canada (the "syndicate") to amend the definition of indebtedness to exclude surety bonds, and to adjust the leverage covenant threshold from 3.00:1.00 (gross) to a 3.50:1.00 (net) leverage ratio. On April 11, 2025, the Revolving Credit Facility was further amended to extend the maturity date to April 11, 2028. The credit limit remains at $175.0 million. The amendment also incorporated Gatos Silver Inc. into the facility as a material subsidiary and guarantor, and included an accordion feature of $100 million, which may be activated at the Company's discretion, subject to lender approval. Interest on the drawn balance will accrue at the Secured Overnight Financing Rate ("SOFR") plus an applicable range of 2.00% to 3.25% per annum while the undrawn portion is subject to a standby fee with an applicable range of 0.45% to 0.73% per annum, dependent on certain financial parameters of First Majestic. As at December 31, 2025, the applicable rates were 2.00% and 0.45% per annum, respectively. These debt facilities are guaranteed by certain subsidiaries of the Company and are also secured by a first priority charge against the assets of the Company, and a first priority pledge of shares of the Company's subsidiaries.

The Revolving Credit Facility includes financial covenants, to be tested quarterly on a consolidated basis, requiring First Majestic to maintain the following: (a) a net leverage ratio based on net indebtedness to rolling four quarters adjusted EBITDA of not more than 3.50 to 1.00; and (b) an interest coverage ratio, based on rolling four quarters adjusted EBITDA divided by interest payments, of not less than 4.00 to 1.00. The debt facilities also provide for negative covenants customary for these types of facilities and allows the Company to enter into finance leases, excluding any leases that would have been classified as operating leases in effect immediately prior to the implementation of IFRS 16 - Leases, of up to $50.0 million. As at December 31, 2025, the Company was in compliance with all of its debt covenants.

At December 31, 2025, the Company had letters of credit outstanding in the amount of $35.4 million (December 2024 - $35.4 million) as part of ongoing reclamation and mine closure obligations. As at December 31, 2025 the undrawn portion of the Revolving Credit Facility net of the letters of credit and drawdowns is $139.6 million (December 2024 - $139.6 million).

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2025 Annual Report	Page 53

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

22. LEASE LIABILITIES

The Company has Category I leases, Category II leases and equipment financing liabilities for various mine and plant equipment, office space and land. Category I leases and equipment financing obligations require underlying assets to be pledged as security against the obligations and all of the risks and rewards incidental to ownership of the underlying asset being transferred to the Company. For Category II leases, the Company controls but does not have ownership of the underlying right-of-use assets.

Lease liabilities are initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. Lease liabilities are subsequently measured at amortized cost using the effective interest rate method.

Certain lease agreements may contain lease and non-lease components, which are generally accounted for separately. For certain equipment leases, such as vehicles, the Company has elected to account for the lease and non-lease components as a single lease component.

The movement in lease liabilities during the periods ended December 31, 2025 and December 31, 2024 are comprised of the following:

	Category I	Category II
	Leases(a)	Leases(b)	Total
Balance at December 31, 2023	$4,671	$32,031	$36,702
Additions	1,110	7,992	9,102
Remeasurements	-	1,157	1,157
Finance costs	209	2,067	2,276
Repayments of principal	(3,119)	(14,152)	(17,271)
Repayments of finance costs	(209)	(2,053)	(2,262)
Foreign exchange	-	(2,169)	(2,169)
Balance at December 31, 2024	$2,662	$24,873	$27,535
Acquisition of Gatos (Note 4)	-	415	415
Additions	635	185	820
Remeasurements	-	4,924	4,924
Finance costs	165	1,591	1,756
Repayment of principal	(2,003)	(16,146)	(18,149)
Repayments of finance costs	(165)	(1,576)	(1,741)
Foreign Exchange	-	963	963
Balance at December 31, 2025	$1,294	$15,229	$16,523
Statements of Financial Position Presentation
Current portion of lease liabilities	$1,857	$14,358	$16,215
Non-current portion of lease liabilities	805	10,515	11,320
Balance at December 31, 2024	$2,662	$24,873	$27,535
Current portion of lease liabilities	$1,082	$9,710	$10,792
Non-current portion of lease liabilities	212	5,519	5,731
Balance at December 31, 2025	$1,294	$15,229	$16,523

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2025 Annual Report	Page 54

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

22. LEASE LIABILITIES (continued)

(a) Category I leases

Category I leases primarily relate to financing arrangements entered into for the rental of vehicles and equipment. These leases have remaining lease terms of one year, some of which include options to terminate the leases within a year, with incremental borrowing rates ranging from 7.5% to 8.5% per annum.

(b) Category II leases

Category II leases primarily relate to equipment and building rental contracts, land easement contracts and service contracts that contain embedded leases for property, plant and equipment. These leases have remaining lease terms of one to seven years, some of which include options to terminate the leases within a year, with incremental borrowing rates ranging from 4.5% to 11.8% per annum.

During the year ended December 31, 2025 and 2024, the amounts of lease payments recognized in the profit and loss are summarized as follows:

	Year Ended December 31, 2025	Year Ended December 31, 2024
Expenses relating to variable lease payments not included in the measurement of lease liability	$92,486	$75,789
Expenses relating to short-term leases	28,114	19,059
Expenses relating to low value leases	243	98
	$120,843	$94,946

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2025 Annual Report	Page 55

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

23. DECOMMISSIONING LIABILITIES

The Company has an obligation to undertake decommissioning, restoration, rehabilitation and environmental work when environmental disturbance is caused by the development and ongoing production of a mining operation. Movements in decommissioning liabilities during the years ended December 31, 2025 and 2024 are allocated as follows:

	Santa Elena	Los Gatos	San Dimas	La Encantada	Jerritt Canyon	Non- Operating Properties	Total
Balance at December 31, 2023	$12,687	$-	$14,203	$11,748	$101,322	$11,602	$151,562
Movements during the year:
Change in rehabilitation provision	(1,302)	-	(2,346)	(1,362)	6,165	(2,159)	(1,004)
Reclamation costs incurred	(387)	-	-	(140)	(480)	(96)	(1,103)
Accretion expense	1,228	-	1,372	1,136	4,798	1,076	9,610
Foreign exchange gain	-	-	-	-	-	-	-
Balance at December 31, 2024	$12,226	$-	$13,229	$11,382	$111,805	$10,425	$159,067
Movements during the year:
Acquisition of Gatos	-	8,112	-	-	-	-	8,112
Change in rehabilitation provision	495	2,165	980	1,237	3,239	1,997	10,114
Reclamation costs incurred	(155)	-	(2)	(124)	(912)	(97)	(1,290)
Accretion expense	1,292	921	1,395	1,208	5,208	1,072	11,096
Balance at December 31, 2025	$13,858	$11,198	$15,601	$13,703	$119,340	$13,397	$187,098

(1) Non-operating properties include the San Martin and Del Toro Mines, along with the La Luz project. During the year, the Company announced that it has entered into a definitive agreement to sell its 100%-owned, past-producing Del Toro Silver Mine (Note 15).

A provision for decommissioning liabilities is estimated based on current regulatory requirements and is recognized at the present value of such costs. The expected timing of cash flows in respect of the provision is based on the estimated life of the Company's mining operations. The discount rate for Mexico is 9.2% (2024 - 10.6%), while the inflation rate used is based on long-term expected inflation rate of 3.7% (2024 - 3.7%).

At the Jerritt Canyon Gold Mine, the discount rate used is 4.1% (2024 - 4.6%), while the inflation rate is based on the long-term expected inflation rate of 2.4% in the U.S (2024 - 2.2%).

The present value of reclamation liabilities may be subject to change based on changes to cost estimates, remediation technologies or applicable laws and regulations. Changes in decommissioning liabilities are recorded against mining interests.

At December 31, 2025, the reclamation and closure cost obligation for the Jerritt Canyon Gold Mine totaled $119.3 million. This obligation is secured through $82.4 million in surety bonds held with the NDEP and the United States Forest Service ("USFS"), with $35.4 million in letters of credit as collateral for these bonds, to support various reclamation obligation bonding requirements.

Additionally, on November 2, 2021, the Company executed an agreement with the NDEP relating to funds required to establish a trust agreement to cover post-closure water treatment cost at Jerritt Canyon. The amounts were funded into a trust on October 31, 2022 which are included in the decommissioning liabilities provision with a total of $20.2 million being currently held in this account (Note 19).

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2025 Annual Report	Page 56

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

24.  INCOME TAXES

The following is a reconciliation of income taxes calculated at the combined Canadian federal and provincial statutory tax rate to the income tax expense for the year ended December 31, 2025 and 2024:

	Year Ended December 31,
	2025	2024
Earnings (loss) before tax	$395,026	($26,454)
Combined statutory tax rate	27%	27%
Income tax expense (recovery) computed at statutory tax rate	106,657	(7,143)
Reconciling items:
Effect of different foreign statutory tax rates on earnings of subsidiaries	7,937	(2,060)
Impact of foreign exchange on deferred income tax assets and liabilities	(67,653)	63,844
Change in unrecognized deferred income tax asset	(15,707)	12,469
7.5% mining royalty in Mexico and Nevada net proceeds tax	37,607	13,539
Other non-deductible expenses	(7,174)	9,660
Impact of inflationary adjustments	(20,324)	(14,228)
Change in tax provision estimates	(2,899)	(3,740)
Losses foregone due to expiry	10,080	-
Value of losses forgone due to tax settlement	5,061	311
Net tax accrual on disputes with tax authority	131,482	-
Withholding Taxes	1,133	205
Other	(2,149)	2,574
Income tax expense	$184,051	$75,431

Statements of Earnings Presentation
Current income tax expense	$273,119	$31,997
Deferred income tax (recovery) expense	(89,068)	43,434
Income tax expense	$184,051	$75,431
Effective tax rate	47%	(285%)

For the year ended December 31, 2025, the effective income tax rate on income from operations was 47% (2024 - (285%)). The significant items impacting the effective income tax rate on income from operations include the tax impact of the deferred tax assets not recognized, foreign exchange effects, inflationary effects, net tax accrual on dispute with tax authorities, and Mexico specific mining tax. The tax provision on earnings is computed after taking account of intercompany transactions such as interest on loans, sales, and other charges and credits among subsidiaries resulting from their capital structure as well as from the various jurisdictions in which operations and assets are owned. For these reasons, the effective tax rate differs from the combined corporate statutory rate in Canada. The Company's effective tax rate and its cash tax cost depend on the laws of numerous countries and the provisions of multiple income tax conventions between various countries in which the Company operates.

The Company recognizes potential liabilities and records tax liabilities for anticipated tax audit issues based on its estimate of whether, and the extent to which, additional taxes will be due. Tax liabilities for uncertain tax positions are recorded by the Company to reflect its best estimate of a probable outcome. As a result of the Mexican Supreme Court's decision regarding the 2012 reassessment for PEM (Note 29), a liability has been recognized with respect to this matter, resulting in an additional tax accrual of $147.2 million offset by a related $15.7 million deferred tax recovery, for a net tax accrual of $131.5 million.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2025 Annual Report	Page 57

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

24.  INCOME TAXES (continued)

As at December 31, 2025 and 2024, the Company has the following income tax payable balances:

	Year Ended December 31,
	2025	2024
Current income tax payable	$239,357	$22,792
Non-current income tax payable	-	19,685
	$239,357	$42,477

During the years ended December 31, 2025 and 2024, the movement in deferred tax assets and deferred tax liabilities is shown as follows:

			Deferred tax
			asset not
Deferred tax assets	Losses	Provisions	recognized	Other	Total
At December 31, 2023	$202,608	$42,207	($130,613)	$21,818	$136,020
Benefit (expense) to statement of earnings	35,406	2,043	(28,715)	(2,960)	5,774
At December 31, 2024	$238,014	$44,250	($159,328)	$18,858	$141,794
Benefit (expense) to statement of earnings	37,465	13,976	(5,309)	8,514	54,646
Acquired from Gatos		3,042	(3,777)	6,555	5,820
Charge to equity	2,486	-	3,612	1,065	7,163
(Charge) benefit to OCI	21	-	5,062	(18,638)	(13,555)
At December 31, 2025	$277,986	$61,268	($159,740)	$16,354	$195,868

	Property, plant
	and equipment
	and mining
Deferred tax liabilities	interests	Other	Total
At December 31, 2023	$129,941	($3,637)	$126,304
Benefit to statement of earnings	58,576	(9,367)	49,209
At December 31, 2024	$188,517	($13,004)	$175,513
Benefit to statement of earnings	(52,143)	17,721	(34,422)
Acquired from Gatos	517,315	526	517,841
Benefit to equity	-	28,446	28,446
Foreign exchange translation adjustment	-	(938)	(938)
At December 31, 2025	$653,689	$32,751	$686,440

Statements of Financial Position Presentation
Deferred tax assets			$46,375
Deferred tax liabilities			80,094
At December 31, 2024			$33,719
Deferred tax assets			$80,386
Deferred tax liabilities			570,958
At December 31, 2025			$490,572

At December 31, 2025, the Company recognized $80.4 million (2024 - $46.4 million) of net deferred tax assets in entities that have had a loss for tax purposes in either 2025 or 2024, or both. In evaluating whether it is probable that sufficient taxable income will be generated to realize the benefit of these deferred tax assets, the Company considered all available evidence, including approved budgets, forecasts and business plans and, in certain cases, tax planning opportunities.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2025 Annual Report	Page 58

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

24.  INCOME TAXES (continued)

The aggregate amount of taxable temporary differences associated with investments in subsidiaries for which deferred taxes have not been recognized, as at December 31, 2025 was $194.7 million (2024 - $303.3 million).

Deductible temporary differences, unused tax losses and unused tax credits for which no deferred tax assets have been recognized are attributable to the following:

	Year Ended December 31,
	2025	2024
Non-capital losses	$513,357	$460,193
Capital losses	-	32,971
Accrued expenses	1,412	849
Mineral properties, plant and equipment	38,338	39,145
Other	5,188	49,007
	$558,295	$582,165

As at December 31, 2025 and 2024, the Company has available Canadian, US and Mexican non-capital tax losses, which if not utilized will expire as follows:

Year of expiry	Canadian non-capital losses	US non-capital losses	Mexican non-capital losses	December 31, 2025	December 31, 2024
2026	$-	$-	$17,378	$17,378	$19,991
2027	-	-	1,833	1,833	2,759
2028	-	-	48,942	48,942	8,086
2029	-	-	88,677	88,677	45,953
2030	-	-	83,452	83,452	84,046
2031	-	-	64,722	64,722	73,514
2032	-	19,429	9,680	29,109	56,090
2033	-	14,667	76,473	91,140	7,768
2034	-	13,273	75,230	88,503	81,247
2035 and after	85,642	61,576	32,117	179,335	168,081
No expiry	-	349,685	-	349,685	285,569
Total	$85,642	$458,630	$498,504	$1,042,776	$833,104
Unrecognized losses	$-	$131,541	$381,816	$513,357	$421,199

Impact of Pillar Two Legislation

For the year ended December 31, 2025, Pillar Two legislation has been enacted or substantively enacted in certain jurisdictions in which the Company has operations. However, the Pillar Two legislation does not apply to the Company, as its consolidated revenue did not meet the required threshold for applicability of €750 million for two out of the four prior taxation years. The Company will continue to monitor the impact of Pillar Two taxes in the subsequent years.
The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2025 Annual Report	Page 59

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

25. SHARE CAPITAL

(a) Authorized and issued capital

The Company has unlimited authorized common shares with no par value.

The movement in the Company's issued and outstanding capital during the periods is summarized in the consolidated statements of changes in equity.

The Company files prospectus supplements to its short form base shelf prospectus, pursuant to which the Company may, at its discretion and from time-to-time, sell common shares of the Company. The sale of common shares has taken place through "at-the-market" ("ATM") distributions, as defined in National Instrument 44-102 Shelf Distributions, directly on the New York Stock Exchange.

On February 22, 2024, the Company entered into an equity distribution agreement with BMO Capital Markets Corp. and TD Securities (USA) LLC (collectively, the "Agents") and filed a prospectus supplement to its short form base shelf prospectus dated August 3, 2023, pursuant to which the Company may, at its discretion and from time-to-time sell through the Agents, common shares of the Company for aggregate gross proceeds of up to $150.0 million through an ATM program (the "2024 ATM Program"). During the year ended December 31, 2025, no shares were sold under the 2024 ATM Program. The Company incurred $nil (December 31, 2024 - $2.3 million) in transaction costs in relation to the 2024 ATM Program, this program expired on September 3, 2025.

On September 24, 2025, the Company filed and obtained a receipt for a final short form base shelf prospectus in each province of Canada (other than Québec), and a registration statement on Form F-10 in the United States, which will allow the Company to undertake offerings (including by way of "at-the-market distributions") under one or more prospectus supplements of various securities listed in the shelf prospectus over a 25-month period commencing as of the date of the receipt of the base shelf prospectus. During the year ended December 31, 2025, no shares were issued under this program.

On September 12, 2024 the Company renewed its ongoing share repurchase program (the "2024 Share Repurchase Program") which permitted it to repurchase up to 10,000,000 shares (3.32% of the Company's issued and outstanding shares as at September 4, 2024) until September 11, 2025. The Share Repurchase Program is a "normal course issuer bid" and will be carried out through the facilities of the Toronto Stock Exchange and alternative Canadian marketplaces. All common shares, if any, purchased pursuant to the Share Repurchase Program will be cancelled. The Company believes that from time to time, the market price of its common shares may not fully reflect the underlying value of the Company's business and its future business prospects. The Company believes that at such times, the purchase of common shares would be in the best interest of the Company. During the year ended December 31, 2025, the Company repurchased a total of 768,500 common shares at an average price of CAD$7.90 per share under its 2024 Share Repurchase Program, resulting in total payments of $4.3 million, net of transaction costs (December 31, 2024 - $nil). The 2024 Share Repurchase Program expired on September 11, 2025, and was renewed by the Company on October 14, 2025 (the "2025 Share Repurchase Program"). Under the 2025 Share Repurchase Program, the Company may repurchase up to 24.5 million common shares (5% of the Company's issued and outstanding common shares as at December 31, 2025), and the program expires on October 13, 2026. During the year ended December 31, 2025, the Company repurchased a total of 400,000 common shares at an average price of CAD$15.58 per share under its 2025 Share Repurchase Program, resulting in total payments of $4.4 million.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2025 Annual Report	Page 60

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

25. SHARE CAPITAL (continued)

(b) Stock options

On May 26, 2022, the Company's shareholders approved a new Long-Term Incentive Plan (the "2022 LTIP"). Under the terms of the 2022 LTIP, the maximum number of common shares of the Company reserved for issuance in respect of awards granted under the plan, together with any other security-based arrangements of the Company, cannot exceed 6% of the Company's issued and outstanding shares at the time of granting the award. The Company may grant stock options ("Options") to its directors, employees and consultants under the 2022 LTIP. Options may be granted for a period of time not to exceed ten years from the grant date, and the exercise price of all options will not be lower than the Market Price (as defined in the 2022 LTIP) of the Company's common shares as of the grant date. All Options (other than those granted to the Company's Chief Executive Officer) vest in equal portions over a period of 30 months, with 25% vesting on the first anniversary of the grant date, and an additional 25% vesting each six months thereafter. All Options granted to the Chief Executive Officer vest in equal portions over a period of five years, with 20% vesting on the first anniversary of the grant date, and an additional 20% vesting each 12 months thereafter. Any Options granted prior to May 26, 2022 will be governed by the terms of the plan under which they were granted, namely the 2017 Option Plan and the 2019 Long-Term Incentive Plan (the "2019 LTIP"), as applicable.

Under the terms of the Merger Agreement, the Company issued an aggregate of 8,242,244 First Majestic options in exchange for all existing Gatos options at exercise prices adjusted by the Exchange Ratio. These stock options have a contractual term of 10 years from the original grant dates and entitle the holder to purchase shares of the Company's common stock. All options (other than those granted to non-employee directors) vest in equal portions over a 3-year period. All options granted to non-employee directors vested immediately on the Acquisition Date.

The following table summarizes information about Options outstanding as at December 31, 2025:

	Options Outstanding			Options Exercisable
Exercise prices (CAD$)	Number of Options	Weighted Average Exercise Price (CAD $/Share)	Weighted Average Remaining Life (Years)	Number of Options	Weighted Average Exercise Price (CAD $/Share)	Weighted Average Remaining Life (Years)

2.01 - 5.00	292,722	2.81	4.02	211,877	2.64	2.53
5.01 - 10.00	3,164,353	8.21	7.16	1,258,835	8.10	5.00
10.01 - 15.00	2,095,032	12.54	6.92	1,304,244	12.92	5.61
15.01 - 20.00	784,000	16.50	5.10	756,200	16.49	5.01
20.01 - 25.00	322,250	21.56	5.35	309,450	21.55	5.34
	6,658,357	10.96	6.62	3,840,606	12.17	5.10

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2025 Annual Report	Page 61

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

25. SHARE CAPITAL (continued)

(b) Stock options (continued)

The movements in Options issued for the year ended December 31, 2025 and year ended December 31, 2024 are summarized as follows:

	Year Ended December 31, 2025		Year Ended December 31, 2024
	Number of Options	Weighted Average Exercise Price (CAD $/Share)	Number of Options	Weighted Average Exercise Price (CAD $/Share)
Balance, beginning of the period	7,929,119	11.59	7,366,252	12.32
Granted	1,728,324	9.96	1,483,726	8.12
Replacement options in connection with Gatos acquisition	8,242,244	5.08	-	-
Exercised	(10,419,660)	6.51	(20,625)	7.89
Cancelled or expired	(821,670)	10.67	(900,234)	11.89
Balance, end of the period	6,658,357	10.96	7,929,119	11.59

During the year ended December 31, 2025, the aggregate fair value of Options granted was $5.7 million (December 31, 2024 - $4.1 million), or a weighted average fair value of $3.29 per Option granted (December 31, 2024 - $2.77).

During the year ended December 31, 2025, total share-based payments expense related to Options was $6.3 million (December 31, 2024 - $5.0 million).

The following weighted average assumptions were used in estimating the fair value of Options granted using the Black-Scholes Option Pricing Model:

		Year Ended	Year Ended
Assumption	Based on	December 31, 2025	December 31, 2024
Risk-free interest rate (%)	Yield curves on Canadian government zero-coupon bonds with a remaining term equal to the stock options' expected life	1.97	3.48
Expected life (years)	Weighted average life of previously transacted awards	4.07	4.04
Expected volatility (%)	Historical volatility of the Company's stock	57.78	58.00
Expected dividend yield (%)	Annualized dividend rate as of the date of grant	0.26%	0.28%

The weighted average closing price of the Company's common shares at date of exercise for the year ended December 31, 2025 was CAD$10.96 (December 31, 2024 - CAD$10.53).

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2025 Annual Report	Page 62

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

25. SHARE CAPITAL (continued)

(c) Restricted Share Units

Under the 2022 LTIP, the Company may award to its directors, employees and consultants non-transferable Restricted Share Units ("RSUs") based on the Company's share price at the date of grant. Unless otherwise stated, the awards typically have a graded vesting schedule over a three-year period and can be settled either in cash or equity upon vesting at the discretion of the Company. Any RSUs granted prior to May 26, 2022 continue to be governed by the terms of the prior 2019 LTIP.

During the year ended December 31, 2025, a total of 1,094,157 RSUs were awarded by the Company to directors and employees under the 2022 LTIP, of which 232,157 RSUs may only be settled in cash resulting in a total expense of $3.5 million (December 31, 2024 - $0.7 million). As at December 31, 2025, there were a total of 323,182 RSUs outstanding that may only be settled in cash, with a total liability of $3.6 million (December 31, 2024 - $0.7 million).

The following table summarizes the changes in RSUs intended to be settled in cash for the year ended December 31, 2025 and the year ended December 31, 2024:

	Year Ended December 31, 2025		Year Ended December 31, 2024
	Number of shares	Weighted Average Fair Value (CAD$)	Number of shares	Weighted Average Fair Value (CAD$)
Outstanding, beginning of the year	228,590	7.98	264,280	7.98
Granted	232,157	9.03	-	-
Settled	(73,762)	7.98	-	-
Forfeited	(63,803)	8.15	(35,690)	7.98
Outstanding, end of the year	323,182	8.70	228,590	7.98

The following table summarizes the changes in RSUs intended to be settled in equity for the year ended December 31, 2025 and the year ended December 31, 2024:

	Year Ended December 31, 2025		Year Ended December 31, 2024
		Weighted Average		Weighted Average
	Number of	Fair Value	Number of	Fair Value
	shares	(CAD$)	shares	(CAD$)
Outstanding, beginning of the year	1,292,598	9.23	880,889	11.91
Granted	862,000	8.73	863,050	7.96
Settled	(567,138)	9.91	(374,408)	12.65
Forfeited	(157,989)	8.64	(76,933)	9.10
Outstanding, end of the year	1,429,471	8.72	1,292,598	9.23

During the year ended December 31, 2025, total share-based payments expense for RSUs that the Company intends to settle in equity was $4.2 million (December 31, 2024 - $5.0 million).

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2025 Annual Report	Page 63

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

25. SHARE CAPITAL (continued)

(d) Performance Share Units

Under the 2022 LTIP the Company may award to its directors, employees and consultants non-transferable Performance Share Units ("PSUs"). The amount of units to be issued on the vesting date will vary from 0% to 200% of the number of PSUs granted, depending on the Company's total shareholder return compared to the return of a selected group of peer companies over a three-year period commencing as of the grant date. Unless otherwise stated, the PSU awards typically vest three years from the grant date and can be settled either in cash or equity upon vesting at the discretion of the Company. The fair value of a PSU is based on the Company's share price at the date of grant and will be adjusted based on the number of common shares actually issuable in respect of the PSU, which shall be determined on the vesting date. Any PSUs granted prior to May 26, 2022 continue to be governed by the terms of the prior 2019 LTIP.

During the year ended December 31, 2025, a total of 496,697 PSUs were awarded by the Company to employees under the 2022 LTIP, of which 26,840 PSUs may only be settled in cash, resulting in a total expense of $0.3 million (December 31, 2024 - $0.1 million). As at December 31, 2025, there were a total of 47,320 PSUs outstanding that may only be settled in cash, with a total liability of $0.4 million (December 31, 2024 - $0.1 million).

The following table summarizes the changes in PSUs intended to be settled in equity granted to employees and consultants for the year ended December 31, 2025 and the year ended December 31, 2024:

	Year Ended December 31, 2025		Year Ended December 31, 2024
		Weighted Average		Weighted Average
	Number of	Fair Value	Number of	Fair Value
	shares	(CAD$)	shares	(CAD$)
Outstanding, beginning of the period	949,809	10.03	624,968	12.86
Granted	469,857	8.58	470,500	7.98
Settled	-	-	(51,050)	17.08
Forfeited	(290,775)	11.87	(94,609)	14.69
Outstanding, end of the period	1,128,891	8.96	949,809	10.03

During the year ended December 31, 2025, total share-based payments expense related to PSUs that the Company intends to settle in equity was $2.2 million (December 31, 2024 - $2.1 million).

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2025 Annual Report	Page 64

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

25. SHARE CAPITAL (continued)

(e) Deferred Share Units

The terms of the 2019 LTIP permitted the Company to grant to its directors, employees and consultants non-transferable Deferred Share Units ("DSUs"), among other awards. Unless otherwise stated, DSUs awarded under the 2019 LTIP typically vested immediately of the grant date. The fair value of DSUs granted under the 2019 LTIP is based on the Company's share price as at the date of grant. All DSUs awarded by the Company will be settled in common shares of the Company.

The following table summarizes the changes in DSUs granted to directors under the 2019 LTIP for the year ended December 31, 2025 and the year ended December 31, 2024:

	Year Ended December 31, 2025		Year Ended December 31, 2024
		Weighted Average		Weighted Average
	Number of	Fair Value	Number of	Fair Value
	shares	(CAD$)	shares	(CAD$)
Outstanding, beginning of the period	30,161	15.99	50,601	15.83
Settled	-	-	(20,440)	15.59
Outstanding, end of the period	30,161	15.99	30,161	15.99

On March 23, 2022, a revised standalone DSU plan was adopted by the Company (the "2022 DSU Plan"). All DSUs issued under the 2022 DSU Plan will be settled in cash only.

The following table summarizes the changes in DSUs granted to directors for the year ended December 31, 2025 and the year ended December 31, 2024 under the 2022 DSU plan:

	Year Ended December 31, 2025		Year Ended December 31, 2024
		Weighted Average		Weighted Average
	Number of	Fair Value	Number of	Fair Value
	shares	(CAD$)	shares	(CAD$)
Outstanding, beginning of the period	101,144	9.44	62,332	10.97
Granted	63,310	8.46	75,184	7.98
Settled	-	-	(36,372)	9.03
Outstanding, end of the period	164,454	9.06	101,144	9.44

During the year ended December 31, 2025, total share-based payments expense related to DSU's under the 2022 DSU plan was $2.1 million (December 31, 2024 - $0.4 million). As at December 31, 2025, there were a total of 164,454 DSUs outstanding, with a total liability of $2.7 million (December 31, 2024 - $0.6 million).

(f) Dividends

The Company declared the following dividends during the year ended December 31, 2025:

		Dividend per Common
Declaration Date	Record Date	Share
February 19, 2025	February 28, 2025	$0.0057
May 7, 2025	May 16, 2025	$0.0045
August 13, 2025	August 29, 2025	$0.0048
November 4, 2025	November 14, 2025	$0.0052
February 18, 2026(1)	February 27, 2026	$0.0083

(1) These dividends were declared subsequent to the period end and have not been recognized as distributions to owners during the period presented.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2025 Annual Report	Page 65

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

26. NON-CONTROLLING INTERESTS

The acquisition of Gatos on January 16, 2025, has resulted in the Company owning 70% of the LGJV. The remaining 30% interest in the LGJV, not held by the Company, is presented as non-controlling interest.

The following table summarizes the financial information for LGJV shown on a 100% basis, except where stated:

December 31, 2025
Current assets	$189,272
Non-current assets	1,786,170
Total assets	$1,975,442
Current liabilities	85,723
Non-current liabilities	516,518
Total liabilities	$602,241

Net assets	$1,373,201
Non-controlling interest percentage	30%
Non-controlling interest	$411,961

Year Ended
December 31, 2025
Revenue	$489,757
Expenses	(336,249)
Total net income	$153,508

Non-controlling interest percentage	30%
Non-controlling interest	$46,052

Year Ended
December 31, 2025
Cash flows from:
Operating activities	$280,061
Investing activities	(73,437)
Financing activities	(137,350)

Dividends and distributions paid to non-controlling interests	($41,188)

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2025 Annual Report	Page 66

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

27. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT

The Company's financial instruments and related risk management objectives, policies, exposures and sensitivity related to financial risks are summarized below.

(a) Fair value and categories of financial instruments

Financial instruments included in the consolidated statements of financial position are measured either at fair value or amortized cost. Estimated fair values for financial instruments are designed to approximate amounts for which the instruments could be exchanged in an arm's-length transaction between knowledgeable and willing parties.

The Company uses various valuation techniques in determining the fair value of financial assets and liabilities based on the extent to which the fair value is observable. The following fair value hierarchy is used to categorize and disclose the Company's financial assets and liabilities held at fair value for which a valuation technique is used.

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2: All inputs which have a significant effect on the fair value are observable, either directly or indirectly, for substantially the full contractual term.

Level 3: Inputs which have a significant effect on the fair value are not based on observable market data.

There were no transfers between levels 1, 2, and 3 during the year ended December 31, 2025.

The table below summarizes the valuation methods used to determine the fair value of each financial instrument:

Financial Instruments Measured at Fair Value	Valuation Method
Marketable securities - common shares Marketable securities - stock warrants Silver futures contracts Trade receivables from concentrate sales	Marketable securities and silver future contracts are valued based on quoted market prices for identical assets in an active market (Level 1) as at the date of statements of financial position. Marketable securities - stock warrants are valued using the Black-Scholes model based on the observable market inputs (Level 2).
A portion of the Company's trade receivables arose from provisional concentrate sales and are classified within Level 2 of the fair value hierarchy and valued using quoted market prices based on the forward London Metal Exchange for copper, zinc and lead and the London Bullion Market Association P.M. fix for gold and silver.

Financial Instruments Measured at Amortized Cost	Valuation Method

Cash and cash equivalents Restricted cash Trade and other receivables Trade and other payables	Approximated carrying value due to their short-term nature.
Debt facilities	The debt related to the revolving credit facility approximated carrying value as discount rate on these instruments approximate the Company's credit risk. The senior convertible debentures are recognized at amortized cost using the effective interest rate method. The fair value of the Company's senior convertible debentures has been estimated based on the current SOFR rates, applicable margin, premium adjustments, and comparison to discount rates used by the peer group on similar notes, which indicate a total fair value of $296.3 million (carrying amount: $291.9 million).

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2025 Annual Report	Page 67

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

27.  FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

(a)  Fair value and categories of financial instruments (continued)

The following table presents the Company's fair value hierarchy for financial assets and financial liabilities that are measured at fair value:

		December 31, 2025			December 31, 2024
		Fair value measurement			Fair value measurement
	Carrying			Carrying
	value	Level 1	Level 2	value	Level 1	Level 2
Financial assets
Trade receivable from concentrate sales subject to provisional pricing	$61,678	$-	$61,678	$-	$-	$-
Marketable securities (Note 14)	$180,386	$172,549	$7,837	$49,781	$49,718	$63

The Company's objectives when managing capital are to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders.

In addition to the table above, during the period ended December 31, 2025, an impairment reversal was recorded for the Del Toro mine bringing the carrying value of the asset to its recoverable amount, being its FVLCD. The valuation technique used in the calculation of this fair value is categorized as Level 3 as it is based on the implied selling price within the purchase agreement (Note 15).

(b) Capital risk management

The Company monitors its capital structure and based on changes in operations and economic conditions, may adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares annual budget and quarterly forecasts to facilitate the management of its capital requirements. The annual budget is approved by the Company's Board of Directors.

The capital of the Company consists of equity (comprising of issued capital, equity reserves and retained earnings or accumulated deficit), debt facilities, lease liabilities, net of cash and cash equivalents as follows:

	December 31,	December 31,
	2025	2024
Equity	$3,172,966	$1,351,071
Debt facilities	292,216	209,482
Lease liabilities	16,523	27,535
Less: cash and cash equivalents	(793,435)	(202,180)
	$2,688,270	$1,385,908

The Company's investment policy is to invest its cash in highly liquid short-term investments with maturities of 90 days or less, selected with regards to the expected timing of expenditures from operations. The Company expects that its available capital resources will be sufficient to carry out its development plans and operations for at least the next 12 months.

The Company is not subject to any externally imposed capital requirements with the exception of complying with covenants under the debt facilities (Note 21(b)) and lease liabilities (Note 22(b)). As at December 31, 2025, the Company was in compliance with all of its debt covenants.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2025 Annual Report	Page 68

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

27.  FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

(c) Financial risk management

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company's credit risk relates primarily to chartered banks, trade receivables in the ordinary course of business, value added taxes receivable and other receivables. At December 31, 2025, the net VAT receivable balance was $46.9 million (December 31, 2024 - $44.6 million).

The Company sells and receives payment upon delivery of its silver doré, concentrate and by-products primarily through six international customers. All of the Company's customers have good ratings and payments of receivables are scheduled, routine and fully received within 60 days of submission; therefore, the balance of trade receivables owed to the Company in the ordinary course of business is not significant.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company's maximum exposure to credit risk. With the exception to the above, the Company believes it is not exposed to significant credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents.

The following table summarizes the maturities of the Company's financial liabilities and commitments as at December 31, 2025 based on the undiscounted contractual cash flows:

	Contractual Cash Flows	Less than 1 year	2 to 3 years	4 to 5 years	After 5 years
Trade and other payables	$207,911	$207,911	$-	$-	$-
Debt facilities	411,052	1,980	58,179	875	350,018
Lease liabilities	18,247	10,937	5,496	1,814	-
Commitments	920	920	-	-	-
	$638,130	$221,748	$63,675	$2,689	$350,018

At December 31, 2025, the Company had working capital of $733.6 million (December 31, 2024 - $224.5 million). Total available liquidity at December 31, 2025 was $873.2 million (December 31, 2024 - $364.2 million), including $139.6 million of undrawn revolving credit facility (December 31, 2024 - $139.6 million).

The Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months. If the Company needs additional liquidity to meet obligations, the Company may consider drawing on its debt facility, securing additional debt financing and/or equity financing.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2025 Annual Report	Page 69

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

27.  FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

(c)  Financial risk management (continued)

Currency Risk

The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in Canadian dollars or Mexican pesos, which would impact the Company's net earnings or loss. To manage foreign exchange risk, the Company may occasionally enter into short-term foreign currency derivatives, such as forwards and options, to hedge its cash flow.

The sensitivity of the Company's net earnings or loss and comprehensive income or loss due to changes in the exchange rates of the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

December 31, 2025
	Cash and cash equivalents	Restricted cash	Value added taxes receivable	Trade and other receivables	Other financial assets	Trade and other payables	Foreign exchange derivative	Net assets (liabilities) exposure	Effect of +/- 10% change in currency
Canadian Dollar	$45,545	$-	$-	$564	$18,321	($6,384)	$9	$58,055	$5,806
Mexican Peso	36,091	124,090	46,931	-	-	(107,505)	-	99,607	9,961
	$81,636	$124,090	$46,931	$564	$18,321	($113,889)	$9	$157,662	$15,767

From time to time, the Company utilizes certain derivatives to manage its foreign exchange exposures to the Mexican Peso. During the year ended December 31, 2025, the Company had a unrealized gain of $nil (2024 - $nil) on fair value adjustments to its foreign currency derivatives. As at December 31, 2025, the Company held $nil in foreign currency derivatives (December 31, 2024 - $nil).

Commodity Price Risk

The Company is exposed to commodity price risk on silver and gold, which have a direct and immediate impact on the value of its related financial instruments and net earnings. The Company's revenues are directly dependent on commodity prices that have shown volatility and are beyond the Company's control. The Company does not use long-term derivative instruments to hedge its commodity price risk to silver or gold.

A portion of the Company's trade receivables arose from provisional concentrate sales and are classified within Level 2 of the fair value hierarchy and valued using quoted market prices based on the forward London Metal Exchange for copper, zinc and lead and the London Bullion Market Association P.M. fix for gold and silver.

The following table summarizes the Company's exposure to commodity price risk and their impact on net earnings:

	December 31, 2025
	Effect of +/- 10% change in metal prices
	Silver	Gold	Zinc	Lead	Copper	Total

Metals in inventory	$2,882	$1,872	$160	$48	$3	$4,965
Trade receivable from concentrate sales subject to provisional pricing	$13,927	$57	$3,145	$19	$15	$17,163
	$16,809	$1,929	$3,305	$67	$18	$22,128

Interest Rate Risk

The Company is exposed to interest rate risk on its short-term investments, debt facilities and lease liabilities. The Company's finance leases bear interest at fixed rates. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. The Company's interest-bearing financial assets comprise of cash and cash equivalents which bear interest at a mixture of variable and fixed rates for pre-set periods of time.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2025 Annual Report	Page 70

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

27. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

(c) Financial risk management (continued)

As at December 31, 2025, the Company's exposure to interest rate risk on interest bearing liabilities is limited to its debt facilities and lease liabilities. Based on the Company's interest rate exposure at December 31, 2025, a 25 basis points increase or decrease in the market interest rate does not have a significant impact on net earnings or loss.

28.  SUPPLEMENTAL CASH FLOW INFORMATION

	Year Ended December 31,
	2025	2024
Other adjustments to investing activities:
Loan to Sierra Madre(1)	$-	($5,000)
Purchase of marketable securities	(8,969)	(11,967)
Proceeds from disposal of marketable securities	36,987	18,481
Other strategic investments	707	(695)
	$28,725	$819
Net change in non-cash working capital items:
Increase in trade and other receivables	($55,122)	($1,509)
(Increase) decrease in value added taxes receivable	(292)	8,123
(Increase) decrease in inventories	(319)	2,268
Decrease in prepaid expenses and other	2,710	552
Decrease in income taxes payable	(10,388)	(2,520)
Increase in trade and other payables	38,963	2,818
(Increase) decrease in restricted cash (Note 19)	(38,195)	19,501
	($62,643)	$29,233
Non-cash investing and financing activities:
Transfer of share-based payments reserve upon settlement of RSU's, PSU's and DSU's	$4,006	$4,329
Transfer of share-based payments reserve upon exercise of options	36,794	57
Acquisition of Gatos	1,453,478	-
Assets acquired by lease	635	(1,110)
	$1,494,913	$3,276

(1) On April 29, 2024, the Company entered into an agreement to loan $5.0 million to Sierra Madre, to be used towards the development and progress of the La Guitarra Mine. The transaction closed on May 7, 2024 ("Closing Date") and was initially repayable to the Company within 24 months ("Maturity Date"). In June 2025, the agreement was amended to extend the Closing Date by one year, now expiring on May 7, 2027. The loan is subject to an interest rate of 15% per year, which will be due and payable starting six months from the Closing Date of the loan.

As at December 31, 2025, cash and cash equivalents include $8.2 million (December 31, 2024 - $1.5 million) that are held in-trust as bonds for tax audits in Mexico.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2025 Annual Report	Page 71

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

29. CONTINGENCIES AND OTHER MATTERS

Due to the size, complexity and nature of the Company's operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is probable and the amount can be reasonably estimated.

(a) Claims and Legal Proceedings Risks

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these other matters may be resolved in a manner that is unfavourable to the Company and which may result in a material adverse impact on the Company's financial performance, cash flow or results of operations. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated; however, there can be no guarantee that the amount of such coverage is sufficient to protect against all potential liabilities.

(b) Primero Tax Rulings

When Primero, the previous owner of San Dimas acquired the San Dimas mine in August 2010, it assumed the obligations under a Silver Purchase Agreement ("Old Stream Agreement") that required its subsidiary, PEM, to sell exclusively to Wheaton Precious Metals ("WPMI") up to 6 million ounces of silver produced from the San Dimas mine, and 50% of silver produced thereafter, at the lower of: (i) the spot market price and (ii) $4.04 per ounce plus an annual increase of 1% ("PEM Realized Price"). In May 2018, the Old Stream Agreement was terminated between WPMI and Silver Trading (Barbados) Limited ("STB") in connection with the Company entering into a new precious metal purchase agreement with WPMI concurrent with the acquisition of Primero by the Company.

In order to reflect the commercial terms and the effects of the Old Stream Agreement, for Mexican income tax purposes, PEM recognized the revenue on these silver sales based on the PEM Realized Price instead of at spot market prices.

To obtain assurances that the Mexican tax authority, Servicio de Administración Tributaria ("SAT") would accept the PEM Realized Price (and not the spot market silver price) as the proper price to use to calculate Mexican income taxes payable by PEM, a mutually binding APA was entered into with the SAT. The APA confirmed the PEM Realized Price would be used as PEM's basis for calculating taxes owed by it on the silver sold to STB under the Old Stream Agreement for taxation years 2010 to 2014.

In August 2015, the SAT initiated a legal proceeding in Mexico seeking to retroactively nullify the APA; however, the SAT did not identify an alternative basis in the legal claim for calculating taxes on the silver sold by PEM for which it received the PEM Realized Price.

In 2019, the SAT issued reassessments for the 2010 ($37.9 million), 2011 ($112.3 million) and 2012 ($211.9 million) tax years for an aggregate amount of $362.2 million (6,507 million MXN) inclusive of interest, inflation and penalties. In 2021, the SAT issued a reassessment against PEM for the 2013 tax year in the amount of $191.6 million (3,442 million MXN) inclusive of interest, inflation and penalties. In 2023, the SAT issued reassessments for the 2014, 2015 and 2016 tax years for an aggregate amount of $488.2 million (8,771 million MXN) inclusive of interest, inflation, and penalties. Most recently, in 2025, the SAT issued a reassessment against PEM for the 2017 tax year in the amount of $72.6 million (1,305 million MXN) inclusive of interest, inflation and penalties. The aforementioned reassessments for the tax years 2010 to 2017 (inclusive) are collectively referred to in these consolidated financial statements as the "Reassessments". For the 2018 and 2019 tax years, the SAT has initiated audits that have not yet been concluded, and therefore, tax reassessments for these years have yet to be issued. The Company believes that the Reassessments fail to recognize the applicability of a valid transfer pricing methodology. The major items in the Reassessments include determination of revenue based on spot market prices of silver, denial of the deductibility of interest expense and service fees, SAT technical error related to double counting of taxes, and interest and penalties.

The Company continues to defend the APA in domestic legal proceedings in Mexico, and the Company has also requested resolution of the transfer pricing dispute pursuant to the Mutual Agreement Procedure ("MAP"), under the relevant avoidance of double taxation treaties, between the competent tax authorities of Mexico, Canada, Luxembourg and Barbados. The SAT has refused to take the necessary steps under the MAP processes contained in the three tax treaties. The Company believes that by its refusal, Mexico is in breach of its international obligations regarding double taxation treaties.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2025 Annual Report	Page 72

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

29. CONTINGENCIES AND OTHER MATTERS (continued)

(b) Primero Tax Rulings (continued)

Furthermore, the Company continues to believe that the APA remains valid and legally binding on the SAT.

The Company continues to pursue all available domestic and international remedies under the laws of Mexico and under the relevant tax treaties with respect to the Reassessments and the SAT's actions in seeking to retroactively nullify the APA. Furthermore, as discussed further below, the Company has also made claims against Mexico under Chapter 11 of the North American Free Trade Agreement ("NAFTA") for violation of its international law obligations.

With respect to the reassessment that had been issued by the SAT against PEM for the 2012 tax year (the "2012 Reassessment"), PEM has been challenging such reassessment in the Mexican courts. After the Collegiate Court issued its decision upholding the 2012 Reassessment in December 2024, PEM appealed the decision to the Mexican Supreme Court, and the appeal was admitted by the Supreme Court in February 2025. Following the admission of PEM's appeal, in March 2025, the Ministry of Finance and Public Credit (the "Ministry of Finance") in Mexico challenged such admission by filing its own appeal. On October 30, 2025, the Supreme Court granted the Ministry of Finance's appeal, and therefore, the Supreme Court will not hear PEM's appeal of the Collegiate Court's decision. As a result, the Collegiate Court's decision with respect to the 2012 Reassessment is a final decision under the Mexican court system and there are no further challenges available domestically to PEM in respect of the 2012 Reassessment. However, the Company is assessing what further actions it may wish to take internationally, and notes that the Company's ongoing NAFTA proceedings against Mexico cover the 2010 to 2020 tax years, the disregard of the APA during such years and the Reassessments which have been issued as a result, which includes the 2012 Reassessment.

Domestic Remedies in Mexico

In September 2020, the Company was served with a decision of the Mexican Federal Tax Court on Administrative Matters (the "Federal Tax Court") seeking to nullify the APA granted to PEM, which the Company subsequently appealed. On December 5, 2023, the Mexican Circuit Court issued a decision, which was formally notified to the Company on January 4, 2024. In such decision, the Mexican Circuit Court partially granted constitutional protection to the Company with respect to certain matters, but not others.

Accordingly, on January 18, 2024, PEM filed an extraordinary appeal to the Mexican Supreme Court of Justice with respect to PEM's constitutional arguments that were not accepted in the Mexican Circuit Court's decision. On September 18, 2024,the Supreme Court issued its decision, which was formally notified to the Company on October 15, 2024. The Supreme Court dismissed the Company's appeal regarding the constitutional arguments, but affirmed the validity of certain precedents of the Supreme Court which the Company believes are favourable to PEM and that were not considered by the Federal Tax Court in its original decision in September 2020. The case was sent back to the Federal Tax Court, and on December 4, 2024, the Federal Tax Court issued a new decision which the Company believes did not take into account the Supreme Court precedents. Accordingly, on January 23, 2025, PEM filed a new constitutional lawsuit against the latest decision of the Federal Tax Court and it expects that a decision on this new lawsuit may be issued by the Second Collegiate Court in the second half of 2026.

International Remedies

i. NAFTA APA Claim

In respect of the APA, the Company submitted a Request for Arbitration (the "Arbitration Request") dated March 1, 2021 to the International Centre for Settlement of Investment Disputes ("ICSID"), on its own behalf and on behalf of PEM, pursuant to Chapter 11 of NAFTA (the "NAFTA APA Claim"). The NAFTA Arbitration Panel (the "Tribunal") was fully constituted on August 20, 2021. Various procedural filings have since been made by the Company and Mexico.

Of note, on May 26, 2023, the Tribunal granted certain provisional measures requested by the Company, issuing an order for Mexico to allow the Company to access VAT refunds from January 4, 2023 onwards that had been deposited by the SAT into a bank account of PEM that had been frozen by the SAT, and to deposit all future VAT refunds into a new bank account of PEM which shall remain freely accessible by the Company (the "PM Decision"). The PM Decision was upheld by the Tribunal on September 1, 2023, in response to a request from Mexico to revoke the decision. As a result, Mexico is obligated to comply with the PM Decision which requires payment of VAT refunds owing to PEM as of January 4, 2023 and into the future until the final award is rendered by the Tribunal. On July 9, 2024, the Company received a transfer of $11.0 million (198.4 million MXN) from the frozen bank account to a new bank account of PEM that the Company had opened in July 2023. The transfer of such funds was carried out by Mexico in partial compliance with its obligations under the PM Decision. However, Mexico still needs to transfer approximately $4.5 million from the frozen bank account. In addition, in breach of the PM Decision, on August 29, 2024 the SAT froze the new bank account that PEM had opened for the purpose of receiving VAT refunds. Mexico argued that they did not need to comply with the PM Decision whilst their Consolidation Request (detailed below) was still being decided.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2025 Annual Report	Page 73

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

29. CONTINGENCIES AND OTHER MATTERS (continued)

(b) Primero Tax Rulings (continued)

Following the rejection of Mexico's Consolidation Request in July 2025, the suspension on the arbitration proceedings for the NAFTA APA Claim was lifted, and the Company informed the Tribunal of Mexico's continued non-compliance with the PM Decision. On September 22, 2025, the Tribunal issued Procedural Order No. 8, wherein the Tribunal confirmed that full compliance with the PM Decision requires that all monthly VAT refunds by SAT in favour of PEM, already effected or to be made in the future while the arbitration on the NAFTA APA Claim is ongoing, must be freely available to PEM, by SAT depositing or transferring such amounts to accounts to be maintained freely available to PEM. The Tribunal ordered Mexico to make available to PEM the approximately US$4.5 million worth of VAT refunds in the first frozen bank account. The Tribunal also confirmed that the freezing by the SAT of PEM's bank account that had been opened after the PM Decision was rendered for the purpose of receiving VAT refunds was contrary to the PM Decision, and that Mexico must remedy the situation to ensure that the VAT refunds currently in such bank account, and any VAT refunds deposited into such bank account in the future, are freely available to PEM. As of the date of these consolidated financial statements, Mexico has yet to comply with the Tribunal's latest order on this matter.

On February 12, 2024, Mexico filed a request (the "Consolidation Request") with ICSID pursuant to the procedure in Article 1126 of NAFTA to consolidate the NAFTA APA Claim and the NAFTA VAT Claim (defined further below) into one arbitration proceeding. A separate three-person tribunal to consider the Consolidation Request (the "Consolidation Tribunal") was constituted on May 8, 2024, and the first procedural hearing of the Consolidation Tribunal took place on July 16, 2024. On January 8, 2025, a pre-hearing conference call took place among the Company, Mexico and the Consolidation Tribunal, and an in-person hearing was held in Washington, D.C. from January 27 to 28, 2025, at which the Consolidation Tribunal heard the Company's arguments against the Consolidation Request, and Mexico's arguments in support of the Consolidation Request. Following the hearing, both Mexico and the Company submitted post-hearing briefs to the Consolidation Tribunal on February 19, 2025.

On July 28, 2025, the Consolidation Tribunal rendered its decision (the "Consolidation Decision") and rejected the Consolidation Request. It also lifted the suspension on the arbitration proceedings related to the NAFTA APA Claim and the NAFTA VAT Claim effective immediately as of the date of its order, being July 28, 2025. Accordingly, the arbitration proceedings related to the NAFTA APA Claim and the NAFTA VAT Claim reconvened after having been suspended for over a year. On October 21, 2025, the Company filed its Ancillary Claims Memorial in order to add the claims covered by the NAFTA VAT Claim as ancillary claims to the NAFTA APA Claim. In addition, on December 10, 2025, the Company filed an amendment to its Arbitration Request to increase its damages claim against Mexico with respect to the NAFTA APA Claim to $1.09 billion.

If the SAT's attempts to retroactively nullify the APA are successful, the SAT can be expected to enforce any Reassessments for 2010 through 2014 against PEM in respect of its sales of silver pursuant to the Old Stream Agreement. Such an outcome would likely have a material adverse effect on the Company's results of operations, financial condition and cash flows. Should the Company ultimately be required to pay tax on its silver revenues based on spot market prices without any mitigating adjustments, the incremental income tax for the years 2010-2019 would be $319.2 million (5,735 million MXN), before taking into consideration interest or penalties.

Based on the Company's consultations with third party advisors, the Company believes PEM filed its tax returns in compliance with applicable Mexican law and that the APA is valid, therefore, at this time, other than with respect to the 2012 Reassessment, no liability has been recognized in the financial statements with respect to this matter.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2025 Annual Report	Page 74

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

29. CONTINGENCIES AND OTHER MATTERS (continued)

(b) Primero Tax Rulings (continued)

To the extent it is ultimately determined that the pricing for silver sales under the Old Stream Agreement is significantly different from the PEM Realized Price, and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a materially adverse effect on the Company's business, financial position and results of operations.

ii. NAFTA VAT Claim

On March 31, 2023, the Company filed a new Notice of Intent on its own behalf and on behalf of PEM under the "legacy investment" claim provisions contained in Annex 14-C of the Canada-United States-Mexico Agreement ("CUSMA") and Chapter 11 of NAFTA to invite the Government of Mexico to engage in discussions to resolve the dispute regarding the ongoing denial of access to PEM's VAT refunds ("NAFTA VAT Claim") within the stipulated 90-day consultation period. The Company submitted its Arbitration Request for the NAFTA VAT Claim to ICSID on June 29, 2023 in order to preserve its legacy claim within NAFTA's applicable limitation period, and the Arbitration Request was registered by ICSID on July 21, 2023.

Following the Consolidation Decision, on October 21, 2025, the Company filed its Ancillary Claims Memorial with the Tribunal for the NAFTA APA Claim. On January 22, 2026, Mexico informed ICSID that it no longer objected to the discontinuance of the arbitration proceedings in respect of the NAFTA Vat Claim, and the Company received confirmation from ICSID that the NAFTA VAT Claim proceedings had been discontinued effective as of January 27, 2026.

While the Company remains confident in its position with regards to its NAFTA APA Claim, it continues to engage with the Government of Mexico in consultation discussions so as to amicably resolve these disputes.

(c) La Encantada Tax Re-assessments

In December 2019, as part of the ongoing annual audits of the tax returns of Minera La Encantada, S.A. de C.V. ("MLE") and Corporacion First Majestic S.A. de C.V. ("CFM"), the SAT issued tax assessments for fiscal 2012 and 2013 for corporate income tax in the amount of $41.6 million (747 million MXN) and $30.3 million (544 million MXN) including interest, inflation and penalties, respectively. In December 2022, the SAT issued tax assessments to MLE for fiscal years 2014 and 2015 for corporate income tax in the amount of $19.1 million (343 million MXN) and $240.4 million (4,318 million MXN). In 2023, the SAT issued a tax assessment to MLE for the fiscal year 2016 for corporate income tax in the amount of $3.4 million (61 million MXN). The SAT also issued an assessment for fiscal 2017 in the amount of $7.3 million (130 million MXN). The major items relate to a forward silver purchase agreement, and the denial of the deductibility of mine development costs and service fees. The Company continues to defend the validity of the forward silver purchase agreement and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors, believes MLE's tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

(d) San Martin Tax Re-assessments

In 2023, as part of the ongoing annual audits of the tax returns of Minera El Pilon, S.A. de C.V. ("MEP"), the SAT issued tax assessments for fiscal 2014, 2015 and 2016 for corporate income tax in the total amount of $26.7 million (505 million MXN) including interest, inflation and penalties. In 2024, the SAT issued a tax assessment for fiscal 2017 for corporate income tax in the amount of $3.4 million (65 million MXN) including interest, inflation, and penalties. The majority of these tax assessments related to a prior forward silver purchase agreement to which MEP was a party, and to the denial of the deductibility of mine development costs. Pursuant to ongoing discussions, the Company and SAT came to a resolution whereby the Company paid the SAT additional income taxes in the amount of $5.2 million (95.3 million MXN) in 2025 whereby amounts related to the forward silver purchase agreement were removed from the assessed amounts for the relevant years. The tax assessments for fiscal 2014, 2015, 2016, and 2017 for corporate income tax now total $24.8 million (445 million MXN), including interest, inflation and penalties. In 2025, the SAT issued an additional tax assessment for fiscal 2018 in the amount of $5.4 million (96 million MXN) including interest, inflation, and penalties. The Company continues to defend the validity of the deductibility of the mine development costs and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors, believes MEP's tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2025 Annual Report	Page 75

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

29. CONTINGENCIES AND OTHER MATTERS (continued)

(e) La Parrilla Tax Re-assessments

In 2023 and 2024, as part of the ongoing annual audits of the tax returns of First Majestic Plata, S.A. de C.V. ("FMP") (an indirect wholly-owned subsidiary of the Company which was the owner of the Company's La Parrilla property which was disposed of in 2023), the SAT issued tax assessment for fiscal 2014, 2015, and 2016 for corporate income tax in the total amount of $30.1 million (542 million MXN) including interest, inflation and penalties. In 2025, the SAT issued a tax assessment for fiscal 2017 for corporate income tax in the total amount of $2.6 million (47 million MXN) including interest, inflation and penalties. The majority of these tax assessments relate to a prior forward silver purchase agreement to which FMP was a party, and to the denial of the deductibility of mine development costs. The Company continues to defend the validity of the forward silver purchase agreement and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors, believes FMP's tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

(f) Del Toro Tax Re-assessments

In 2023, as part of the ongoing annual audits of the tax returns of First Majestic Del Toro, S.A. de C.V. ("FMDT"), the SAT issued tax assessment for fiscal 2015 and 2016 for corporate income tax in the total amount of $28.4 million (511 million MXN) including interest, inflation and penalties. The major items relate to and denial of the deductibility of mine development costs, refining costs, and other expenses. The Company continues to defend the validity of the expenses and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors, believes FMDT's tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

(g) CFM Tax Re-assessments

In 2023, as part of the ongoing annual audits of the tax returns of CFM, the SAT issued tax assessment for fiscal 2016 for corporate income tax in the total amount of $82.0 million (1,473 million MXN) including interest, inflation and penalties. The major item relates to planning that took place post-acquisition of Santa Elena (via the Company's acquisition of SilverCrest Mines Inc. on October 1, 2015) at the Canadian level. Mexico contends a right to tax a disposition of the shares of SilverCrest Mines Inc. by First Majestic. although the transaction in question involved the disposition of the shares of one Canadian company by another Canadian company and was reported for tax purposes in Canada. The Company continues to defend the validity of the transaction in question and will vigorously dispute the assessments that have been issued. The Company, based on advice from legal and financial advisors, believes CFM's tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements.

(h) First Silver Litigation

In April 2013, the Company received a positive judgment on the First Silver litigation from the Supreme Court of British Columbia (the "Court"), which awarded the sum of $93.8 million in favour of First Majestic against Hector Davila Santos (the "Defendant") in connection with a dispute between the Company and the Defendant and his private company involving a mine in Mexico (the "Bolaños Mine") as set out further below. The Company received the sum of $14.1 million (representing monies previously held in trust by the Defendant's lawyer) on June 27, 2013, in partial payment of the April 2013 judgment, leaving an unpaid amount of $64.3 million (CAD$81.5 million), not including interest. As part of the ruling, the Court granted orders restricting any transfer or encumbrance of the Bolaños Mine by the Defendant and limiting mining at the Bolaños Mine. The orders also require the Defendant to preserve net cash flow from the Bolaños Mine in a holding account and periodically provide to the Company certain information regarding the Bolaños Mine. After many years of domestic Mexican litigation, the enforceability of the British Columbia judgment was finally recognized by the Mexican Supreme Court in a written judgment on November 11, 2022. The Company is continuing its enforcement efforts in respect of the Defendant's assets in Mexico. There are no assurances that the Company will be successful in collecting on the remainder of the Court's judgment in respect of the Defendant's assets. Therefore, as at December 31, 2025, the Company has not accrued any of the remaining $64.3 million (CAD$81.5 million) unrecovered judgment in favour of the Company.
The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2025 Annual Report	Page 76

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

30. SUBSIDIARIES

The consolidated financial statements of the Company include the following significant subsidiaries as at December 31, 2025 and 2024 as follows:

			2025	2024
Name of subsidiary	Operations and Projects	Location	% Ownership	% Ownership
First Majestic Silver Corp.	Parent company and bullion sales	Canada	100%	100%
Gatos Silver Canada Corp. and Minera Luz del Sol S.de R.L.de C.V.	Los Gatos Corporate	Canada	100%	100%
Operaciones San José De Plata, S. De R.l. De C.V and Minera Plata Real, S. De R.l. De C.V.	Los Gatos Silver/Gold Mine	Mexico	70%	0%
Corporación First Majestic, S.A. de C.V.	Holding company	Mexico	100%	100%
Primero Empresa Minera, S.A de C.V.	San Dimas Silver/Gold Mine	Mexico	100%	100%
Nusantara de Mexico, S.A. de C.V.	Santa Elena Silver/Gold Mine	Mexico	100%	100%
Minera La Encantada, S.A. de C.V.	La Encantada Silver Mine	Mexico	100%	100%
First Majestic Plata, S.A. de C.V.(1)	La Parrilla Silver Mine	Mexico	100%	100%
Minera El Pilón, S.A. de C.V.	San Martin Silver Mine	Mexico	100%	100%
First Majestic Del Toro, S.A. de C.V.(2)	Del Toro Silver Mine	Mexico	100%	100%
Majestic Services, S.A. de C.V.	Service company	Mexico	100%	100%
Jerritt Canyon Canada Ltd.	Holding company	Canada	100%	100%
Jerritt Canyon Gold LLC	Jerritt Canyon Gold Mine	United States	100%	100%
First Mint LLC	Minting company	United States	100%	100%
FM Metal Trading (Barbados) Inc.	Metals trading company	Barbados	100%	100%
FMS Trading AG	Metals trading company	Switzerland	100%	100%

(1) La Parrilla was classified as assets held-for-sale up to the date of disposition on August 14, 2023. As of December 31, 2025, the assets and liabilities of La Parrilla have been derecognized (the net carrying value of the disposal group at December 31, 2022 was $56.4 million). The liabilities of La Parrilla still remain at 100% ownership of the Company as the sale was an asset purchase agreement.

(2) During the year, there was an announcement for the proposed sale of the Del Toro mine (Note 15).

31. KEY MANAGEMENT COMPENSATION

	Year Ended December 31,
	2025	2024
Salaries, bonuses, fees and benefits
Independent members of the Board of Directors	$736	$567
Other members of key management	7,543	6,128
Share-based payments
Independent members of the Board of Directors	2,294	656
Other members of key management	4,406	4,547
	$14,979	$11,898

32. SUBSEQUENT EVENTS

Declaration of Quarterly Dividend

On February 18, 2026, the Company's Board of Directors approved the declaration of its quarterly common share dividend of $0.0083 per share, payable on or after March 16, 2026, to common shareholders of record as at the close of business on February 27, 2026. This dividend was declared subsequent to the year end and has not been recognized as a distribution to owners during the period ended December 31, 2025.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2025 Annual Report	Page 77